1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2008

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F          X                    Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                                       No          X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date November 6, 2008	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should obtain independent professional advice.

If you have sold or transferred all your shares in Yanzhou Coal Mining Company Limited, you should at once hand this circular together with the form of proxy and reply slip to the purchaser or transferee or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

CONNECTED TRANSACTION

ACQUISITION OF 74% EQUITY INTEREST IN HUA JU ENERGY

Financial adviser to Yanzhou Coal Mining Company Limited

in respect of the Acquisition

Independent financial adviser to the Independent Board Committee and the Independent Shareholders

A letter from the board of directors of the Company is set out on pages 5 to 12 of this circular. A letter from the Independent Board Committee is set out on pages 13 and 14 of this circular. A letter from China Merchants Securities containing its advice to the Independent Board Committee and the Independent Shareholders in respect of the Acquisition is set out on pages 15 to 37 of this circular.

A notice dated 7 November 2008 convening the Extraordinary General Meeting of the Company to be held at the Conference Room of Zong He Building, 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC at 9:00 a.m. on Tuesday, 23 December 2008 has been despatched to you. Whether or not you are able to attend the Extraordinary General Meeting, you are strongly urged to complete and sign the form of proxy in accordance with the instructions printed thereon. For holders of H Shares of the Company, please return it to Hong Kong Registrars Limited at 18/F., Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible but in any event not later than 24 hours before the time appointed for the holding of the Extraordinary General Meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the Extraordinary General Meeting or any adjourned meeting should you so wish.

7 November 2008

– i –

DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meaning:

“Acquisition”	the acquisition of the 74% equity interest in Hua Ju Energy by the Company from the Controlling Shareholder pursuant to the Acquisition Agreement;

“Acquisition Agreement”	the conditional agreement dated 24 October 2008 entered into between the Company and the Controlling Shareholder for the Acquisition;

“ADSs”	American depositary shares, each representing ownership of 10 H Shares, which are listed on New York Stock Exchange Inc.;

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“Board”	the board of Directors of the Company;

“China Merchants Securities”	China Merchants Securities (HK) Co., Ltd., the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Acquisition, being a corporation licensed to carry out Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO;

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“Completion”	completion of the Acquisition Agreement;

“Consideration”	the consideration for the Acquisition;

“Controlling Shareholder”	, Yankuang Group Corporation Limited, a wholly State-owned corporation and a controlling shareholder of the Company holding approximately 52.86% of the total issued share capital of the Company;

“Directors”	the directors of the Company;

DEFINITIONS

“Effective Date”	the date the Acquisition Agreement shall become effective upon fulfillment of the conditions of the Acquisition;

“Extraordinary General Meeting” or “EGM”	an extraordinary general meeting of the Company to be held to approve, among other things, the Acquisition;

“Group”	the Company and its subsidiaries;

“H Shares”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“HSBC”	The Hongkong and Shanghai Banking Corporation Limited;

“Hua Ju Energy”	, Shandong Hua Ju Energy Company Limited, a joint stock limited company established in the PRC in May 2002. The registered capital of Hua Ju Energy is RMB288,589,774 (or equivalent to approximately HK$ 327.38 million), the equity of which is held as 74.00% by the Controlling Shareholder, 14.21% by Shandong Chuangye Investment and Development Limited, 6.90% by Jining Shengdi Investment Management Limited, 4.86% by Shandong Honghe Mining Group Limited and 0.03% by Wu Zenghua;

“Independent Board Committee”	a committee of the Board established for the purpose of considering the Acquisition, comprising independent non-executive Directors who are independent of the Acquisition;

“Independent Shareholders”	Shareholders other than the Controlling Shareholder and its associates, and who are not involved in, or interested in the Acquisition;

DEFINITIONS

“Jones Lang LaSalle Sallmanns”	Jones Lang LaSalle Sallmanns Limited;

“Latest Practicable Date”	3 November 2008, being the latest practicable date of ascertaining certain information contained in this circular prior to its publication

“MW”	megawatt(s)

“six Power Plants”	the six power plants of Hua Ju Energy, namely, the Nantun Power Plant, Xinglongzhuang Power Plant, Baodian Power Plant, Dongtan Power Plant, Jining II Power Plant and Jidongxincun Power Plant, all of which have been approved by the relevant authorizing government department as environmentally friendly and power-conserving power plants;

“PRC”	the People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended from time to time

“Shandong Provincial SASAC”	, State-owned Assets Supervision and Administration Commission under the Shandong Provincial People’s Government;

“Shares”	A Shares and H Shares;

“Shareholder(s)”	the shareholder(s) of the Company;

“State”	the central government of the PRC, including all political subdivisions (including provincial, municipal and other regional or local government entities);

“Transfer Date”	the date of effective registration of the 74% equity interest in Hua Ju Energy in favour of the Company with the Shandong Provincial Administration for Industry and Commerce, provided that the Transfer Date shall not be later than 31 January 2009 or such other later date as may be agreed between the parties in writing;

“tonnes”	metric tonnes.

DEFINITIONS

Notes:

1.	Where amounts in HK$ have been derived from Renminbi, such translations are for the convenience of the reader only, and except as otherwise indicated, have been made at the rate of RMB0.8815 to HK$1.00. No representation is made that Renminbi amounts could have been or could be converted into HK$ at this rate or any other rate or at all;

2.	In this circular, the English names of the PRC entities are translation of their Chinese names and included herein for identification purpose only. In the event of any inconsistency, the Chinese names shall prevail.

LETTER FROM THE BOARD

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Directors:	Registered office:
Wang Xin	298 South Fushan Road
Geng Jiahuai	Zoucheng
Yang Deyu Shi	Shandong Province
Xuerang	PRC
Chen Changchun	Postal Code: 273500
Wu Yuxiang Wang
Xinkun Zhang	Principal place of business in Hong Kong:
Baocai Dong	Rooms 2608-10
Yunqing	26/F., The Center
99 Queen’s Road Central
Independent non-executive Directors:	Hong Kong
Pu Hongjiu
Zhai Xigui
Li Weian
Wang Junyan

7 November 2008

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION

ACQUISITION OF 74% EQUITY INTEREST IN HUA JU ENERGY

1.	INTRODUCTION

Reference is made to the announcement of the Company dated 24 October 2008.

On 24 October 2008, the Company and the Controlling Shareholder entered into the Acquisition Agreement, pursuant to which, the Controlling Shareholder conditionally agrees to sell and the Company conditionally agrees to purchase the 74% equity interest held by the Controlling Shareholder in Hua Ju Energy. Hua Ju Energy is a joint stock limited company established in the PRC, which engages in the business of supplying electricity and heat by utilizing coal gangue and coal slurry produced from coal mining process. It owns and operates the six Power Plants which are all located near the coal mines of the Company and utilize coal gangue and coal slurry of the Company’s coal mines for heat and power generations. Most of the electricity and heat generated is to serve the coal mines operations of the Company and the Controlling Shareholder.

LETTER FROM THE BOARD

The Controlling Shareholder is the controlling shareholder of the Company, holding approximately 52.86% of the total share capital of the Company and is hence a connected person of the Company for the purpose of the Hong Kong Listing Rules. Accordingly, the Acquisition constitutes a connected transaction for the Company and as one of the size tests exceeds 2.5%, the Acquisition is subject to the reporting, announcement as well as independent shareholders’ approval requirements under the Hong Kong Listing Rules.

HSBC has been appointed as the financial adviser to the Company in respect of the Acquisition. The Independent Board Committee, comprising all the independent non-executive Directors, has been established to advise the Independent Shareholders in respect of the Acquisition. The Company has also appointed China Merchants Securities as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the Acquisition is in the interests of the Company and its Shareholders as a whole and whether the terms of the Acquisition are fair and reasonable.

The purposes of this circular are:

(i)	to provide you with further information in relation to the Acquisition;

(ii)	to set out the letter of advice from China Merchants Securities to the Independent Board Committee and the Independent Shareholders and the recommendation of the Independent Board Committee as advised by China Merchants Securities in respect of the Acquisition; and

(iii)	to provide for your consideration, the valuation of the property interests of Hua Ju Energy as well as the valuation of Hua Ju Energy as prepared by Jones Lang LaSalle Sallmanns; and

(iv)	to seek your approval of the ordinary resolutions in relation to the Acquisition.

2.	THE ACQUISITION AGREEMENT

(1)	Date of the Acquisition Agreement

24 October 2008

(2)	Parties

(i)	The Controlling Shareholder as transferor; and

(ii)	The Company as transferee

LETTER FROM THE BOARD

(3)	Interest to be transferred

74% equity interest in Hua Ju Energy

(4)	Consideration

RMB593.24 million

(5)	Determination of the Consideration

The Consideration is determined based on arm’s length negotiations between the Company and the Controlling Shareholder, with reference to the 74% of the equity interest in Hua Ju Energy as assessed by Jones Lang LaSalle Sallmanns, an independent valuer appointed by the Company.

Jones Lang LaSalle Sallmanns has assessed the net asset value of Hua Ju Energy as at 30 June 2008, being the valuation date, to be approximately RMB857.00 million (or equivalent to approximately HK$972.21 million). The valuation was prepared on the basis of market approach-guideline company method. 74% of the net asset value of Hua Ju Energy, after deducting its proposed dividends of RMB47.37 million from the net asset value as assessed by Jones Lang LaSalle Sallmanns, is RMB599.13 million. The Company and the Controlling Shareholder, through arm’s length negotiations, have agreed the Consideration for the Acquisition at RMB593.24 million (or equivalent to approximately HK$672.99 million), representing approximately 0.98% discount to the net asset value (excluding the proposed dividends) of 74% of the equity interest in Hua Ju Energy as assessed by Jones Lang LaSalle Sallmanns.

The Directors are of the view that as the Consideration of RMB593.24 million is determined based on arm’s length negotiations with reference to the valuation prepared by Jones Lang LaSalle Sallmanns, the Consideration is fair and reasonable so far as the Company and the Shareholders as a whole are concerned.

The Consideration is intended to be financed by the Company’s internal resources.

(6)	Completion

(A)	Effective Date of the Acquisition Agreement

Pursuant to the Acquisition Agreement, the Acquisition Agreement shall become effective upon the fulfillment of the following conditions:

(a)	the proper execution of the Acquisition Agreement by the legal representatives or authorized persons of the parties;

(b)	all necessary approvals having been obtained by the Company and the Controlling Shareholder for the execution of the Acquisition Agreement and all ancillary documents, including without limitation:

(i)	approval by the respective board of directors of the Company and the Controlling Shareholder;

LETTER FROM THE BOARD

(ii)	approval of the Acquisition by the Independent Shareholders of the Company at the EGM;

(iii)	completion of all relevant legal procedures for transfer of State-owned assets by the Controlling Shareholder and confirmation that the Company is the authorised acquiror of the 74% equity interest in Hua Ju Energy in accordance with the relevant laws; and

(iv)	approvals by Shandong Provincial SASAC in respect of the Acquisition.

(c)	there being no material adverse change in the business operations of Hua Ju Energy as at the Effective Date; and

(d)	all of the representations, warranties and undertakings by the Controlling Shareholder and the Company under the Acquisition Agreement remaining true, accurate, complete and effective on the Effective Date.

(B)	Transfer Date and payment of the Consideration

Pursuant to the Acquisition Agreement, upon the Acquisition Agreement becoming effective i.e. from the Effective Date, the parties shall proceed to complete the sale and purchase of the 74% equity interest in Hua Ju Energy as follows:

(a)	within 10 business days from the Effective Date (excluding the Effective Date), the parties shall apply to the Shandong Provincial Administration For Industry and Commerce for the registration of the 74% equity interest in Hua Ju Energy in favour of the Company provided that the date of such effective registration i.e. the Transfer Date, shall not be later than 31 January 2009 or such other later date as may be agreed between the Company and the Controlling Shareholder; and

(b)	within 10 business days from the Transfer Date (excluding the Transfer Date), the Company shall pay to the Controlling Shareholder the Consideration of RMB593.24 million (or equivalent to approximately HK$672.99 million).

LETTER FROM THE BOARD

3.	INFORMATION ON HUA JU ENERGY

Hua Ju Energy was established by the Controlling Shareholder, Shandong Chuangye Investment and Development Limited, Shandong Jining Luneng Shengdi Electricity Croup Limited, Shandong Honghe Mining Group Limited and Wu Zenghua in May 2002. The Controlling Shareholder contributed RMB341.22 million by injecting the six Power Plants and cash which at the time of the capital contribution valued at RMB341.22 million. The current registered capital of Hua Ju Energy is RMB288,589,774 (or equivalent to approximately HK$327.38 million) which has been fully paid-up and verified. The current shareholding structure of Hua Ju Energy is set out below:

Shareholder	No. of shares held	Percentage of shareholding
Controlling Shareholder	213,569,774	74.00%
Shandong Chuangye Investment and Development Limited	41,020,000	14.21%
Jining Shengdi Investment Management Limited	19,900,000	6.90%
Shandong Honghe Mining Group Limited	14,000,000	4.86%
Wu Zenghua	100,000	0.03%

TOTAL:	288,589,774	100.00%

The principal business of Hua Ju Energy is the supply of electricity and heat by utilizing coal gangue and coal slurry produced from coal mining process. The six Power Plants of Hua Ju Energy have been approved by the relevant authorizing government department as environmentally friendly and power-conserving power plants and enjoy certain tax benefits as a power generation company by utilizing low-grade coal and waste heat.

The headquarters of Hua Ju Energy is located in Zoucheng city of Shandong Province. Hua Ju Energy currently owns and operates the six Power Plants, each of which is located in the coal mine zone or nearby area of the headquarters of the Company, namely, Nantun Power Plant at Nantun Coal Mine, Xinglongzhuang Power Plant at Xinglongzhuang Coal Mine, Baodian Power Plant at Baodian Coal Mine, Dongtan Power Plant at Dongtan Coal Mine, Jining II Power Plant at Jiling II Coal Mine and Jidongxincun Power Plant at Jiling III Coal Mine. Hua Ju Energy has obtained ISO14001 environmental management system certificate, ISO9001 quality management system certificate and employment health safety management system certificate.

The aggregate installed capacity of the six Power Plants is 144 megawatts and the annual power generation capacity and heat supply capacity are 1.1 billion kilowatt-hours and 1.0 million steam tonnes, respectively. According to the audited financial statement prepared in accordance with the PRC accounting principles, the net profits before taxation of Hua Ju Energy for the two years ended 31 December 2007 and for the seven months period from January to July, 2008, were RMB84.85 million, RMB87.37 million and RMB65.32 million, respectively while the net realized profits after taxation of Hua Ju Energy for the two years ended 31 December 2007 and for the seven months period from January to July, 2008, were RMB66.99 million, RMB59.52 million and RMB48.95

LETTER FROM THE BOARD

million, respectively. The electricity and heat produced by the six Power Plants are mainly to serve the coal mines operations of the Company, the Controlling Shareholder and its subsidiaries. 77.32% of the production of electricity of Hua Ju Energy was supplied to the Company during 2007.

4.	REASONS FOR AND BENEFITS OF THE ACQUISITION

The Directors (including the independent non-executive Directors) believe that the Acquisition creates an electricity management platform that is beneficial to the future development of coal resources of the Company. It also ensures stable supply of electricity to the Company, reduce the operation costs, enhance profitability and operational results as well as reduce the amount of connected transactions with the Controlling Shareholder. In line with the strategic development of the Company, the Acquisition further ensures environmental disposal of waste products such as coal gangue produced from the Company’s mining operations. The Directors do not see any disadvantage of the Acquisition and believe the terms of the Acquisition Agreement and the Consideration are fair and reasonable insofar as the Company and the Shareholders are concerned. The reasons and benefits of the Acquisition are as follows:

(i)	The Acquisition will establish the management and operation platforms for the development of the Company’s power generation business and provide the power generation technologies and human resources favorable to the further exploitation of external coal supply and enhancement of the overall competition of the Company in the coal, electricity and coal chemical industries. An integrated coal/ power capability is particularly important for the development of coal resources particularly in mid and western China, which would normally require simultaneous conversion operations of electricity or coal further processing;

(ii)	Coal gangue power generation is an environmental power generation business encouraged by the PRC government, and enjoys certain preferential tax policy;

(iii)	The Acquisition is expected to generate profits for the Company as Hua Ju Energy has entered into a mature stage of its development and has shown stable increase of its profitability;

(iv)	Under the effect of the global increase in energy prices, coupled with the shortage of electricity supply, and the PRC government’s policy to increase electricity price, it is expected that the Company’s internal electricity cost will steadily increase. The Acquisition will contribute to the reduction of the operating costs of the Company;

(v)	The Acquisition will better ensure that the coal mines and other assets of the Company shall receive priority in the supply of electricity and the environmental utilization of coal gangue and coal slurry, which otherwise will be treated as waste from the mining operations;

(vi)	The Acquisition will reduce to a considerable extent the amount of connected transactions with the Controlling Shareholder; and

LETTER FROM THE BOARD

(vii)	The Acquisition represents an efficient utilization of the Company’s cash resources.

5.	INFORMATION ON THE COMPANY AND THE CONTROLLING SHAREHOLDER

The Company is primarily engaged in underground coal mining, the preparation and processing, sale and railway transportation of coal. The Company’s products are prime quality and low-sulphur coal, suitable for use as steam coal in large-scale power plants, as coal to be used with coking coal in metallurgical production and for use in pulverized coal injection.

The Controlling Shareholder is a wholly State-owned corporation with a registered capital of RMB3,353.388 million (or equivalent to approximately HK$3,804.184 million) and is principally engaged in businesses coal mining and processing, heat and electricity, mining equipment, building and building materials, concrete, and coal-based chemical products.

6.	RECOMMENDATIONS

The Directors are of the view that the Acquisition is on normal commercial terms, in the ordinary and usual course of business of the Group, and that it is fair and reasonable and in the interests of the Company and its shareholders as a whole. The Independent Board Committee, having considered the interests of the Independent Shareholders and the advice of China Merchants Securities, considers that the Considerations and terms of the Acquisition Agreement are fair and reasonable and are in the interests of the Company and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends that the Independent Shareholders vote in favour of the resolution to approve the Acquisition Agreement and the steps required on the part of the Company to implement the Acquisition at the EGM.

7.	EXTRAORDINARY GENERAL MEETING

The EGM is to be held for the purpose of considering and, if deemed appropriate, approving the Acquisition Agreement and the Acquisition contemplated thereunder. The Controlling Shareholder and its associates will abstain from voting at the EGM on the ordinary resolution approving each of Acquisition Agreement and the Acquisition, which will be taken on poll as required under the Hong Kong Listing Rules.

A notice of EGM has been despatched to you. Please refer to the notice of EGM for further details of the resolutions and carefully read the instructions printed on the form of proxy and reply slip.

LETTER FROM THE BOARD

8.	GENERAL

Your attention is drawn to the letter from China Merchants Securities, the independent financial adviser to the Independent Board Committee and Independent Shareholders, on pages 15 to 37 of this circular. Your attention is also drawn to the further information including the valuation report and properties valuation report by Jones Lang LaSalle Sallmanns, set out in the Appendices to this circular.

Yours faithfully
By order of the Board
Yanzhou Coal Minig Company Limited
Wang Xin
Chairman of the Board

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Registered office:
298 South Fushan Road
Zoucheng
Shandong Province
PRC
Postal Code: 273500

Principal place of business
in Hong Kong:
Rooms 2608-10
26/F., The Center
99 Queen’s Road Central
Hong Kong

7 November 2008

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION

ACQUISITION OF 74% EQUITY INTEREST IN HUA JU ENERGY

We refer to the circular of the Company to the Shareholders dated 7 November 2008 (“Circular”), of which this letter forms part. Terms defined therein shall have the same meanings when used in this letter unless the context otherwise requires.

We have been appointed by the Board as the Independent Board Committee to advise you as to whether, in our opinion, the Acquisition is in the interests of the Company and whether the Consideration and the terms of the Acquisition Agreement are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

China Merchants Securities has been appointed by the Company as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders regarding the Consideration and the terms of the Acquisition Agreement. Details of China Merchants Securities’ advice, together with the principal factors taken into consideration in arriving at such advice, are set out in this Circular on pages 15 to 37.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Your attention is also drawn to the letter from the Board set out on pages 5 to 12 and the additional information set out in the Appendices.

Having taken into account the terms of the Acquisition Agreement and having considered the interests of the Independent Shareholders and the advice of China Merchants Securities, we consider that the Considerations and the terms of the Acquisition Agreement are fair and reasonable and are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend that the Independent Shareholders vote in favour of the resolution approving the Acquisition Agreement and the steps required on the part of the Company to implement the Acquisition.

Yours faithfully,
Yanzhou Coal Mining Company Limited
Pu Hongjiu	Zhai Xigui
Li Weian	Wang Junyan
Independent Board Committee

LETTER FROM CHINA MERCHANTS SECURITIES

The following is the text of the letter of advice from China Merchants Securities to the Independent Board Committee and the Independent Shareholders, which has been prepared for the purpose of inclusion in this circular.

48th Floor,
One Exchange Square,
Central,
Hong Kong

7 November 2008

Yanzhou Coal Mining Company Limited

298 South Fushan Road

Zoucheng

Shandong Province

The People’s Republic of China

Postal Code: 273500

To:	the Independent Board Committee and the Independent Shareholders of

Yanzhou Coal Mining Company Limited

Dear Sirs,

CONNECTED TRANSACTION:

ACQUISITION OF 74% EQUITY INTEREST IN HUA JU ENERGY

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Acquisition, details of which are contained in the letter from the Board (the “Letter from the Board”) of the circular dated 7 November 2008 (the “Circular”) issued by the Company to the Shareholders, of which this letter forms part. Terms used in this letter shall have the same meanings as those defined in the Circular unless the context otherwise requires.

As the Controlling Shareholder held approximately 52.86% of the total share capital of the Company as at the Latest Practicable Date, it is a connected person of the Company. Accordingly, the Acquisition constitutes a connected transaction for the Company and as one of the size tests exceeds 2.5%, the Acquisition is subject to the reporting, announcement and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules. As such, the Acquisition will be subject to the approval by the Independent Shareholders by way of poll at the EGM.

In our capacity as the independent financial adviser to the Independent Board Committee and the Independent Shareholders, our role is to provide you with an independent opinion and recommendation as to (1) whether the Acquisition is (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Group and the Shareholders as a whole; and (2) whether the Independent Shareholders should vote in favour of the resolution to approve the Acquisition.

LETTER FROM CHINA MERCHANTS SECURITIES

BASIS OF OUR OPINION

In formulating our advice and recommendation, we have relied on the accuracy of the information and facts supplied, and the opinions expressed by the Company, the Directors and the Group’s management to us. We have assumed that all statements of belief and intention made by the Directors in the Circular were made after due and careful enquiries. We have also assumed that all information, representations and opinion made or referred to in the Circular were true, accurate and complete at the time they were made and will continue to be true up to the date of the EGM. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Company, the Directors and the Group’s management, and we have been advised by the Directors that no material facts have been omitted from the information provided by or referred to in the Circular.

In rendering our opinion, we have researched, analyzed and relied on information in relation to the Group and the Acquisition as set out below:

(i)	the Acquisition Agreement;

(ii)	the annual report of the Company for the year ended 31 December 2006;

(iii)	the annual report of the Company for the year ended 31 December 2007;

(iv)	the interim report of the Company for the six months ended 30 June 2008; and

(v)	the Circular.

We have also researched, analyzed and relied on information as set out below:

(i)	China Statistical Yearbook 2007 ( ), China Statistical Yearbook 2006 ( ) and China Statistical Yearbook 2005 ( ) published by the National Bureau of Statistics of China ( );

(ii)	the official website of National Development and Reform Commission ( ) (the “NDRC”) of the PRC; and

(iii)	the information published on the official website of the Hong Kong Stock Exchange.

We have assumed such information to be accurate and reliable and have not carried out any independent verification on the accuracy of such information, which provides us with a basis on which we have been able to formulate our independent opinion. We consider that we have reviewed sufficient information to reach an informed view, to justify our reliance on the accuracy of the

LETTER FROM CHINA MERCHANTS SECURITIES

information contained in the Circular and to provide a reasonable basis for our recommendation. We also consider that we have performed all reasonable steps as required under Rule 13.80 of the Hong Kong Listing Rules (including the notes thereto) to formulate our opinion and recommendation. We have not, however, conducted any form of in-depth investigations into the business affairs, financial position and future prospects of the Group and the parties to the Acquisition Agreement, nor carried out any independent verification of the information supplied, representations made or opinions expressed by the Company, the Directors and the Group’s management.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion in respect of the terms of the Acquisition Agreement, we have considered the following principal factors and reasons:

I.	BACKGROUND

1.	Information on the Group

The Company is one of the largest state-owned enterprises engaged in the coal industry in the PRC. The principal activities of the Group include underground coal mining, the preparation and processing, sale and railway transportation of coal in the PRC. The Company’s products are prime quality and low-sulphur coal, suitable for use as steam coal in large-scale power plants, as well as coal to be used with coking coal in metallurgical production and for use in pulverized coal injection. As at the Latest Practicable Date, the Group’s business operations mainly covered Shandong Province. The Group’s turnover and net profit attributable to the Shareholders for the three years ended 31 December 2007 (prepared under the International Financial Reporting Standards (the “IFRS”)) are set out below:

	Year ended 31 December
	2005	2006	2007
	(RMB’000)	(RMB’000)	(RMB’000)
	(Audited)	(Audited)	(Audited)
The Group’s turnover	12,447,025	12,943,966	15,110,460
The Group’s net profit attributable to the Shareholders	2,881,461	2,372,985	3,230,450

From the year ended 31 December 2005 to the year ended 31 December 2007, the Group’s audited turnover achieved a compound annual growth rate (“CAGR”) of approximately 10.18% per annum. As advised by the Directors, the robust growth in the Group’s turnover was mainly attributable to (i) the favorable market conditions; and (ii) the rise in energy consumption in the PRC.

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2.	Information on the Controlling Shareholder

As referred to in the Letter from the Board, Yankuang Group Corporation Limited ( , the Controlling Shareholder) is a wholly state-owned enterprise with a registered capital of RMB3,353.388 million (equivalent to approximately HK$3,804 million). The Controlling Shareholder is principally engaged in businesses such as coal mining and processing, heat and electricity, mining equipment, building and building materials, concrete, and coal-based chemical products. As referred to in the Letter from the Board, the Controlling Shareholder held approximately 52.86% of the total issued share capital of the Company as at the Latest Practicable Date.

3.	Information on Hua Ju Energy

As referred to in the Letter from the Board, Hua Ju Energy was established by the Controlling Shareholder, Shandong Chuangye Investment and Development Limited, Shandong Jining Luneng Shengdi Electricity Group Limited, Shandong Honghe Mining Group Limited and Wu Zenghua in May 2002. The registered capital of Hua Ju Energy is RMB288,589,774 (equivalent to approximately HK$327.38 million) which has been fully-paid up and verified.

As referred to in the Letter from the Board, the principal business of Hua Ju Energy is the supply of electricity and heat by utilizing coal gangue and coal slurry produced from coal mining process. The six Power Plants of Hua Ju Energy have been approved by the relevant authorized government department in the PRC as environmentally friendly and power-conserving power plants, and they enjoy certain tax benefits as a power generation company by utilizing low-grade coal and waste heat. Set out below is the general information on Hua Ju Energy based on the Letter from the Board:

Relationship with the Controlling Shareholder	:	A 74% subsidiary of the Controlling Shareholder

Location of headquarters	:	Zoucheng city, Shandong Province

Number of power plants	:	Six

Existing aggregate installed capacity	:	144MW

Annual power generation capacity	:	1.1 billion kilowatt-hours

Annual heat supply capacity	:	1.0 million steam tonnes

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Location of each power plants	:	Nearby area of the headquarters of the
Company or the Company’s coal mine
zones, namely:

– Nantun coal mine,
– Xinglongzhuang coal mine,
– Baodian coal mine,
– Dongtan coal mine,
– Jining II coal mine, and
– Jining III coal mine.

Certificates obtained	:	– ISO14001 environmental management
system certificate;
– ISO9001 quality management system
certificate; and
– employment health safety management
system certificate.

As referred to in the Letter from the Board, based on the audited financial statements prepared in accordance with the PRC accounting principles, the results of Hua Ju Energy for the two years ended 31 December 2007 and for the seven months ended 31 July 2008 are set out below:

	Year ended 31 December		Seven months ended 31 July 2008
	2006	2007
	(RMB million)	(RMB million)	(RMB million)
	(Audited)	(Audited)	(Audited)
Net profit before taxation	84.85	87.37	65.32
Net realized profit after taxation	66.99	59.52	48.95

The electricity and heat produced by the six Power Plants is serving the operations of the Company, the Controlling Shareholder and its subsidiaries, as well as grid companies. As advised by the Directors, approximately 77.32% of the production of electricity and heat of Hua Ju Energy was supplied to the Company for the year ended 31 December 2007, whilst the rest was supplied to the Controlling Shareholders and its subsidiaries, as well as grid companies in Shandong.

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As advised by the Directors, the mode of operations of Hua Ju Energy is as follows:

4.	Energy consumption in the PRC

Set out below is the consumption of energy in the PRC from 2002 to 2006:

Source:	China Statistical Yearbook 2007 ( ) published by the National Bureau of Statistics of China ( ).

Based on China Statistical Yearbook 2007 ( ) published by the National Bureau of Statistics of China ( ), the energy consumption in the PRC increased from approximately 1,518 million tons of Standard Coal Equivalent (“SCE”) in 2002 to approximately 2,463 million tons of SCE in 2006, representing a CAGR of approximately 12.9% per annum.

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5.	Electricity production and consumption in the PRC and in Shandong

The following table sets out the electricity consumption in Shandong, being the major operating region of the Company, as compared with the electricity production and consumption in the PRC (including Shandong) from 2002 to 2006:

Electricity production and consumption of the PRC and Shandong

	2002	2003	2004	2005	2006	CAGR (2002-2006)
	(billion kilowatt -hours)	(billion kilowatt -hours)	(billion kilowatt -hours)	(billion kilowatt -hours)	(billion kilowatt -hours)	(%)
The PRC
Electricity production	1,640.5	1,910.6	2,203.3	2,500.3	2,865.7	15.0
Electricity consumption	1,633.2	1,903.2	2,197.1	2,494.0	2,858.8	15.0
Surplus/(Shortage)	7.3	7.4	6.2	6.3	6.9

Shandong
Electricity consumption	124.2	139.6	164.0	191.2	227.2	16.3

Source:	China Statistical Yearbook 2007 ( ), China Statistical Yearbook 2006 ( ) and China Statistical Yearbook 2005 ( ) published by the National Bureau of Statistics of China ( ).

The consumption of electricity in the PRC increased from approximately 1,633.2 billion kilowatt-hours in 2002 to approximately 2,858.8 billion kilowatt-hours in 2006, representing a CAGR of approximately 15.0% per annum. The Directors believe that the growth was driven by rapid economic growth, improvement in living standards, as well as increasing levels of industrial activity in the PRC.

The consumption of electricity in Shandong increased from approximately 124.2 billion kilowatt-hours in 2002 to approximately 227.2 billion kilowatt-hours in 2006, representing a CAGR of approximately 16.3% per annum. The Directors believe that the demand for power in Shandong will continue to grow rapidly in the coming few years.

6.	Latest development in the PRC policies in relation to the thermal power generation

As advised by the Directors, tariffs for planned output charged by many power plants in the PRC (including Shandong), and any adjustments of such tariffs, require approval from the NDRC and are also subject to review by local provincial pricing bureaus. Power plants in the PRC sell power to gird companies pursuant to planned power output at the approved power tariffs. In addition, they sell power generated in excess of the planned output at a price as agreed upon with the provincial grid at which the power plant is located.

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The chart below depicts the typical pricing mechanism of thermal-powered electricity in the PRC.

Based on official website of the NDRC, “Notice regarding increasing on-grid electricity tariffs of thermal power generation enterprises”(“ ”) has been promulgated since August 2008. Pursuant to such notice, the PRC government decided to reasonably increase the on-grid electricity tariffs of thermal power generation enterprises with effect from 20 August 2008, in order to ease the production and operational difficulties of thermal power generation enterprises and to secure normal power supply and orderly production.

II.	THE ACQUISITION

1.	Reasons for and benefits of the entering into of the Acquisition Agreement

We have discussed with the Directors and consider that the Acquisition would bring the following benefits to the Group after Completion:

(a)	Establishment of management and operations platforms for power generation

As referred to in the Letter from the Board, the Acquisition will establish the management and operation platforms for the development of the Company’s power generation business. In addition, it will offer the power generation technologies and human resources which will favour the further exploitation of external coal supply and enhancement of the overall competition of the Company in the coal, electricity and coal chemical industries.

As advised by the Directors, an integrated coal and power capability is crucial to the development of coal resources in the PRC, which would normally require simultaneous conversion operations of electricity or coal further processing. The Directors believe that, with its comprehensive and integrated operations of coal operation and power generation, the Group will be poised to serve more customers and broaden its revenue base.

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(b)	Securing a stable supply of electricity

As illustrated in Section I.5 of this letter, the Directors believe that the demand for power in Shandong will continue to grow rapidly in the coming few years. As referred to in the Letter from the Board, the Acquisition will ensure that the coal mines and other assets of the Company shall receive priority in the supply of electricity and the environmental utilization of coal gangue and coal slurry. The Directors consider that such would enable the Group to secure a stable supply of electricity from Hua Ju Energy.

(c)	Profitability of Hua Ju Energy

For the two years ended 31 December 2007 and for the seven months ended 31 July 2008, Hua Ju Energy made net realized profit after taxation of approximately RMB66.99 million, RMB59.52 million and RMB48.95 million respectively. The Directors consider that, given the profitability of Hua Ju Energy in the two years ended 31 December 2007 and the seven months ended 31 July 2008, the Acquisition would provide another source of income to the Group and enable the Group to achieve accretion in earnings in the future.

(d)	Business expansion into power generation with minimum execution and operational risk

As Hua Ju Energy is owned as to 74% by the Controlling Shareholder, it appears to be easier for the Group’s management to understand the mode of operations of Hua Ju Energy. Thus, the Directors believe that the Group would not face much difficulty in running the operations of Hua Ju Energy. Based on the aforesaid, the Directors believe that, through the Acquisition, the Group would be able to achieve expansion into power generation with minimum execution and operational risk.

(e)	Maintenance of profitability of the Group under pressure of increasing tariffs of electricity

As referred to in Section I.6 of this letter, we noted that the PRC Government has regulated the increase in on-grid electricity tariffs of thermal power generation enterprises in the PRC in order to maintain the profitability of such enterprises in the PRC. Under the escalating energy prices, coupled with the shortage of electricity supply as well as the PRC government’s policy to increase electricity tariffs, it is expected that the Group’s internal electricity cost will steadily increase. The Directors believe that the Group’s secured supply of electricity from Hua Ju Energy would will contribute to the reduction of the operating costs of the Company, which in turn would enable the Group to maintain its gross profit margin and profitability under increasing tariffs of electricity.

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(f)	Reduction of continuing connected transactions for the Company in respect of the electricity and heat supplied by Hua Ju Energy

As advised by the Directors, approximately 77.32% of the production of electricity and heat of Hua Ju Energy was supplied to the Company for the year ended 31 December 2007, whilst approximately 4.86% was supplied to the Controlling Shareholders and its subsidiaries.

Currently, the supply of electricity and heat by Hua Ju Energy to the Company constitute continuing connected transactions for the Company under Chapter 14A of the Hong Kong Listing Rules. Upon Completion, the aforesaid supply of electricity and heat to the Company will no longer constitute continuing connected transactions for the Company under Chapter 14A of the Hong Kong Listing Rules.

We noted that, after Completion, the supply of electricity and heat by Hua Ju Energy to the Controlling Shareholder (and its subsidiaries) will constitute continuing connected transactions for the Company under Chapter 14A of the Hong Kong Listing Rules. However, as the amount of electricity and heat of Hua Ju Energy supplied to the Controlling Shareholder (and its subsidiaries) would be much smaller than that supplied to the Company (as illustrated by the transaction amounts for the year ended 31 December 2007), we concur with the Directors’ view that, on an overall basis, the Acquisition will reduce the amount of connected transactions (entered into between the Group and the Controlling Shareholder) to a considerable extent.

(g)	Enjoying preferential tax policy

As advised by the Directors, the supply of electricity by Hua Ju Energy involves the environmental utilization of coal gangue and coal slurry, which otherwise will be treated as waste from the mining operations. As referred to in the Letter from the Board, coal gangue power generation is an environmental power generation business being encouraged by the PRC government and is entitled to preferential tax policy. We consider that the tax savings to be achieved by Hua Ju Energy would be beneficial to the Group and the Shareholders as whole.

In view of the above benefits (which are expected to be brought by the Acquisition) would enable the Group to achieve business expansion, cost savings and accretion in earnings in the years to come, we consider that the entering into the Acquisition Agreement is in the ordinary and usual course of business of the Group, and is in the interests of the Group and the Shareholders as a whole.

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2.	Major terms of the Acquisition Agreement

(a)	The Consideration

Pursuant to the Acquisition Agreement, the Consideration amounted to RMB593.24 million (equivalent to approximately HK$672.99 million), which was determined based on the attributable appraised value of the net assets of Hua Ju Energy as at 30 June 2008, as extracted from the valuation report (the “Valuation Report”, the text of which is set out in Appendix I to the Circular) prepared by Jones Lang LaSalle Sallmanns, an independent qualified valuer. Set out below are the consideration and the attributable valuation amount of the net assets of Hua Ju Energy based on information set out in the Letter from the Board:

Consideration (RMB million)	(1)	593.24

Percentage of equity interest to be acquired	(2)	74%

Appraised value of the net assets of Hua Ju Energy as at 30 June 2008 in the Valuation Report (RMB million)	(3)	857.00

Proposed dividend to be paid by Hua Ju Energy before the Transfer Date (RMB million)	(4)	47.37

Adjusted valuation amount of the net assets of Hua Ju Energy after payment of the proposed dividend (RMB million)	(5) = (3) – (4)	809.63

Adjusted valuation amount of the net assets of Hua Ju Energy, after payment of the proposed dividend, attributable to 74% equity interest in Hua Ju Energy (the “Attributable and Adjusted Valuation”) (RMB million)	(6) = (2) * (5)	599.13

Premium/(discount) of the consideration over and above/to the Attributable and Adjusted Valuation	{(1) – (6)} / (6)	(0.98)%

We noted that the consideration for 74% equity interest of Hua Ju Energy is based on the attributable appraised value of the net assets of Hua Ju Energy as set out in the Valuation Report, as adjusted by the payment of the proposed dividend. As advised by Jones Lang LaSalle Sallmanns, the Valuation Report was principally prepared on a fair value basis. As referred to in the Valuation Report, fair value is defined as the amount for which an asset could be exchanged or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

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We noted from the Valuation Report that:

(1)	the fair value of the 100% equity interest in Hua Ju Energy was developed through the application of the Market Approach – Guideline Company Method, under which different value measures or market value multiples of the comparable companies are calculated and analyzed to induce a series of multiples that are considered representative of the industry average; and

(2)	Jones Lang LaSalle Sallmanns applied the relevant industry multiplies to Hua Ju Energy to determine the value on a freely traded basis.

We have discussed with Jones Lang LaSalle Sallmanns and noted that:

(1)	Jones Lang LaSalle Sallmanns have applied a number of market value multiples in arriving at an indicated value of 100% equity interest of Hua Ju Energy, including price to sales, price to book value, as well as price to earnings before interest and taxation; and

(2)	as Hua Ju Energy did not enjoy immediate liquidity, Jones Lang LaSalle Sallmanns have made an adjustment to the value they have estimated from the transactions observed in the market approach to account for the lack of marketability of Hua Ju Energy. That adjustment is referred to as the discount for lack of marketability.

We understand that market value multiple analysis is a common methodology which derives an estimated value of a company by reference to the market value multiples of comparable public-listed companies. Being often used in relative valuation, market value multiple analysis is more likely to reflect market perceptions and normally requires fewer assumptions than discounted cash flow valuations. Thus, we consider that the methodology adopted by Jones Lang LaSalle Sallmanns in the Valuation Report is acceptable and appropriate.

In view of the above and the fact that Jones Lang LaSalle Sallmanns is a qualified valuer, we consider that the Consideration, which is based on the attributable and adjusted appraised value of net assets of Hua Ju Energy (after deduction of the proposed dividend), is fair and reasonable.

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Set out below are (i) the net realizable profit after taxation, net asset value and interested installed capacity attributable to 74% equity interest of Hua Ju Energy; and (ii) the relevant ratios as compared with the Consideration:

	Unit			Amount
Consideration	Million RMB	(a	)	593.24
Net realizable profit after taxation attributable to 74% equity interest of Hua Ju Energy for the year ended 31 December 2007 (RMB59.52 million * 74%)(Note)	Million RMB	(b	)	44.04

Attributable and Adjusted Valuation	Million RMB	(c	)	599.13

Interested installed capacity attributable to 74% equity interest of Hua Ju Energy (144MW * 74%)	MW	(d	)	106.56

Target PE		(a	)/(b)	13.47

Target PB		(a	)/(c)	0.99

Consideration to Target Installed Capacity	Million RMB/MW	(a	)/(d)	5.57

Note:

The audited financial statements of Hua Ju Energy were prepared in accordance with the PRC accounting principles.

From the above table, we noted that:

(1)	the ratio of the Consideration to the net realizable profit after taxation attributable to 74% equity interests of Hua Ju Energy for the year ended 31 December 2007 (the “Target PE”) amounts to approximately 13.47;

(2)	the ratio of the Consideration to the Attributable and Adjusted Valuation (after payment of the dividend) (the “Target PB”) amounts to approximately 0.99; and

(3)	the ratio of the Consideration to the interested installed capacity of 74% equity interests of Hua Ju Energy (in million RMB/MW)(the “Consideration to Target Installed Capacity”) amounted to approximately 5.57.

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(b)	Comparison and analysis

(i)	Comparable companies

We have assessed the Consideration against comparable companies in the sector. We have identified the following companies listed on the Hong Kong Stock Exchange which are principally engaged in the generation and supply of electricity in the PRC that are broadly comparable to Hua Ju Energy, the market capitalization of which exceeded HK$4 billion as at the Latest Practicable Date (the “Broadly Comparable Companies”). However, we have to point out that although the analysis of Broadly Comparable Companies can reflect current market conditions in the industry and provide a guideline for valuation, it does not include differences in accounting policies and standards as well as differences in local regulations, operating environment, business model, taxation and other unique characteristics of different companies. Although no adjustment has been made in respect of the above differences, we believe that following Broadly Comparable Companies analysis still provides a meaningful benchmark to assess the Consideration given that the business nature of the Broadly Comparable Companies is similar to that of Hua Ju Energy.

Company name	Stock code	Market capitalization as at the Latest Practicable Date (Notes 1 and 3)	Equity-based generation capacity (Note 2)	Market capitalization/ equity-based generation capacity	Price to earnings multiple (“PE”) as at the Latest Practicable Date (Note 4)	Price to book ratio (“PB”) as at the Latest Practicable Date (Note 5)
		In million RMB	MW	In million RMB/MW
China Power International Development Limited (“China Power”)	2380.HK	4,449.68	8,837.00	0.50	7.51	0.48

China Resources Power Holdings Company Limited (“China Resources Power”)	836.HK	52,057.18	12,930.00	4.03	18.34	2.22

Datang International Power Generation Co., Ltd. (“Datang”)	991.HK	30,217.74	22,896.70	1.32	8.87	1.12

Huadian Power International Corporation Limited (“Huadian”)	1071.HK	7,696.00	16,022.40	0.48	6.43	0.57

Huaneng Power International, Inc. (“Huaneng”)	902.HK	40,594.32	36,993.00	1.10	6.59	0.96

Average				1.49	9.55	1.07
Maximum				4.03	18.34	2.22
Minimum				0.48	6.43	0.48

Source: the official website of the Hong Kong Stock Exchange

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Notes:

1.	Computations of relevant market capitalization of Datang, Huadian and Huaneng in the table above are based on the closing prices of their H shares as quoted on the Hong Kong Stock Exchange as at the Latest Practicable Date. Computations of relevant market capitalization of China Power and China Resources Power in the table above are based on the closing prices of their listed ordinary shares as quoted on the Hong Kong Stock Exchange as at the Latest Practicable Date.

2.	Equity-based generation capacity of a company is the product of the company’s equity interest in the company’s subsidiaries and the generating capacity of the company’s subsidiaries, plus the generating capacity of the company itself.

3.	For the purpose of the analysis of market capitalization to equity-based generation capacity, it is adopted that the translation rate of HK$ to RMB is HK$1.00 = RMB0.8815.

4.	The earnings are based on the audited consolidated net profit attributable to the shareholders as set out in their annual reports for the year ended 31 December 2007 (i) prepared under IFRS for Datang, Huadian and Huaneng; and (ii) prepared under Hong Kong Financial Reporting Standards (“HKFRS”) for China Power and China Resources Power.

5.	The net assets value of the Broadly Comparable Companies are based on the consolidated capital and reserves attributable to the shareholders as set out in their latest published interim accounts (i) prepared under IFRS for Datang, Huadian and Huaneng; and (ii) prepared under HKFRS for China Power and China Resources Power.

Based on the above table, we noted that:

(1)	the Target PE was within the range of the PE of the Broadly Comparable Companies and higher than the average PE of the Broadly Comparable Companies;

(2)	the Target PB was within the range of the PB of the Broadly Comparable Companies and lower than the average PB of the Broadly Comparable Companies; and

(3)	the Consideration to Target Installed Capacity was outside the upper hand of the range of the market capitalization/equity-based generation capacity ratios of the Broadly Comparable Companies.

In short, the Target PE was in line with the PE of the Broadly Comparable Companies, whilst the Target PB compares favourably with the PB of the Broadly Comparable Companies. However, the Consideration to Target Installed Capacity compares unfavourably with the market capitalization/equity-based generation capacity ratios of the Broadly Comparable Companies.

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We consider that the higher Consideration to Target Installed Capacity (as compared with the market capitalization / equity-based generation capacity ratios of the Broadly Comparable Companies) is acceptable, taking into account;

(1)	China Power made an unaudited net loss attributable to shareholders of approximately RMB249 million for the six months ended 30 June 2008;

(2)	Datang, Huadian and Huaneng made unaudited net losses attributable to shareholders of approximately RMB14 million, RMB1,367 million and RMB2,630 million respectively for the nine months ended 30 September 2008 (under PRC GAAP), based on their recent published announcements;

(3)	on the other hand, Hua Ju Energy made an audited net realizable profit after taxation of approximately RMB48.95 million for the seven months ended 31 July 2008. As such, the financial performance of Hua Ju Energy compares favourably with four of the five Comparable Companies so far in 2008.

In addition, we have, to the best of our knowledge and belief, also identified the following companies listed on the Hong Kong Stock Exchange or the stock exchange(s) in the PRC which are principally engaged in the environmental-friendly generation and supply of electricity in the PRC that are specifically comparable to Hua Ju Energy (the “Directly Comparable Companies”). However, we have to point out that although the analysis of Directly Comparable Companies can reflect current market conditions in the industry and provide a guideline for valuation, it does not include differences in accounting policies and standards as well as differences in local regulations, operating environment, business model, taxation and other unique characteristics of different companies. Although no adjustment has been made in respect of the above differences, we believe that following Directly Comparable Companies analysis still provides a meaningful benchmark to assess the Consideration given that the business nature of the Directly Comparable Companies is similar to that of Hua Ju Energy.

Company name	Stock code	Market capitalization as at the Latest Practicable Date (Note 1)		Equity-based generation capacity (Note 2)	Market capitalization/ equity-based generation capacity	Price to earnings multiple (“PE”) as at the Latest Practicable Date (Note 3)	Price to book ratio (“PB”) as at the Latest Practicable Date (Note 4)
		In million		MW	In million/MW
GCL-Poly Energy Holdings Limited	3800.HK	HK$	418.14	732.30	0.57	N/A	0.16
Guangdong Baolihua New Energy Stock Co., Ltd.	000690.SZ	RMB	4,531.73	Not stated in annual or interim report	N/A	13.68	1.90

Source: the official websites of the Hong Kong Stock Exchange and Shenzhen Stock Exchange

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Notes:

1.	Computation of market capitalization of GCL-Poly Energy Holdings Limited is based on the closing price of its shares as quoted on the Hong Kong Stock Exchange as at the Latest Practicable Date. Computation of market capitalization of Guangdong Baolihua New Energy Stock Co., Ltd. is based on the closing price of its listed A shares as quoted on the Shenzhen Stock Exchange as at the Latest Practicable Date.

2.	Equity-based generation capacity of a company is the product of the company’s equity interest in the company’s subsidiaries and the generating capacity of the company’s subsidiaries, plus the generating capacity of the company itself.

3.	The earnings are based on the audited consolidated net profit attributable to the shareholders as set out in their annual reports for the year ended 31 December 2007.

4.	The net assets values are based on the consolidated capital and reserves attributable to the shareholders as set out in their latest published interim balance sheets as at 30 June 2008.

Based on the above table, we noted that:

(1)	the Target PE compares favourably with the PE of Guangdong Baolihua New Energy Stock Co., Ltd.;

(2)	the Target PB compares favourably with the PB of Guangdong Baolihua New Energy Stock Co., Ltd., and compares unfavourably with the PB of GCL-Poly Energy Holdings Limited; and

(3)	the Consideration to Target Installed Capacity compares unfavourably with the market capitalization/equity-based generation capacity ratio of GCL-Poly Energy Holdings Limited.

We noted that GCL-Poly Energy Holdings Limited made an audited net loss attributable to shareholders of approximately HK$274 million for the year ended 31 December 2007, and an unaudited net profit attributable to shareholders of approximately HK$22.7 million for the six months ended 30 June 2008; on the other hand, Hua Ju Energy made an audited net realizable profit after taxation of approximately RMB48.95 million for the seven months ended 31 July 2008. As such, the financial performance of Hua Ju Energy compares favourably with GCL-Poly Energy Holdings Limited. Thus, we consider that the higher Target PB and Consideration to Target Installed Capacity of Hua Ju Energy (as compared with the PB and market capitalization/equity-based generation capacity ratio of GCL-Poly Energy Holdings Limited respectively) are acceptable.

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(ii) Comparable acquisitions

We have, to the best of our knowledge, information and belief, performed searches on the official website of the Hong Kong Stock Exchange and identified acquisitions of electricity generating plants and/or businesses (the “Comparable Acquisitions”) by listed companies on the Hong Kong Stock Exchange since 1 October 2007 up to the Latest Practicable Date. We noted that the relevant valuation multiples of the Comparable Acquisitions are prepared in accordance with HKFRS, PRC GAAP or IFRS and there may be significant differences between HKFRS, PRC GAAP and the IFRS adopted by those Comparable Companies and Hua Ju Energy. Although no adjustment has been made in respect of the above differences, we believe that following Comparable Acquisitions analysis still provides a meaningful benchmark to assess the Consideration as the Comparable Acquisitions referred to the acquisitions of electricity generating plants and/or businesses by companies engaging in similar business nature of Hua Ju Energy.

Name of acquirer	Stock code	Date of announcement	Consideration	Accounting policy	Equity-based generation capacity	Consideration/ equity-based generation capacity	PE (Note 1)	PB (Note 2)
			In million RMB		MW
China Power New Energy Development Company Limited	735.HK	23 October 2007	1,084.25	HKFRS	300.00	3.61	25.23	0.84

China Power New Energy Development Company Limited	735.HK	23 October 2007	220.38	HKFRS	90.00	2.45	—	1.97

China Power New Energy Development Company Limited	735.HK	23 October 2007	132.23	HKFRS	56.00	2.36	—	1.02

China Power	2380.HK	16 November 2007	944.63	Not stated	600.00	1.57	—	1.14

China Resources Power	836.HK	23 November 2007	681.00	PRC GAAP	442.20	1.54	7.25	1.72

Huaneng	902.HK	3 December 2007	420.00	PRC GAAP	468.00	0.90	—	1.13

China Power New Energy Development Company Limited	735.HK	4 February 2008	262.69	HKFRS	144.00	1.82	3.37	1.08

Huadian (Note 3)	1071.HK	13 February 2008	216.98	IFRS	289.59	0.75	35.09	1.44

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Name of acquirer	Stock code	Date of announcement	Consideration	Accounting policy	Equity-based generation capacity	Consideration/ equity-based generation capacity	PE (Note 1)	PB (Note 2)
			In million RMB		MW
Huadian (Note 3)	1071.HK	13 February 2008	578.67	IFRS	918.40	0.63	20.45	1.35

Huadian (Note 3)	1071.HK	13 February 2008	1,178.46	IFRS	902.00	1.31	73.63	1.29

Huadian (Note 3)	1071.HK	13 February 2008	36.94	IFRS	57.00	0.65	38.12	2.39

China Resources Power	836.HK	18 March 2008	1,118.13	PRC GAAP	309.00	3.62	11.97	2.99

China Resources Power	836.HK	20 May 2008	2,513.00	PRC GAAP	2,805.00	0.90	13.65	1.47

China Resources Power	836.HK	21 August 2008	238.60	PRC GAAP	700.00	0.34	9.77	1.31

China Resources Power	836.HK	21 August 2008	552.50	PRC GAAP	337.45	1.64	1.14	1.09

					Average	1.61	15.98	1.48

					Maximum	3.62	73.63	2.99

					Minimum	0.34	1.14	0.84

Source: the official website of the Hong Kong Stock Exchange

Notes:

1.	The respective PE of the Comparable Acquisitions are determined based on the consideration of the Comparable Acquisitions, the earnings of the respective target companies as well as the equity interests being acquired as stated in their announcements.

2.	The respective PB of the Comparable Acquisitions are determined based on the consideration of the Comparable Acquisitions, the net book values of the respective target companies as well as the equity interests being acquired as stated in their announcements.

3.	The acquisition of four companies by Huadian were under the same sale and purchase agreement dated 13 February 2008 entered into between Huadian and China Huadian Corporation.

Based on the above table, we noted that:

(1)	the Target PE was within the range of the PE of the Comparable Acquisitions and lower than the average PE of the Comparable Acquisitions;

LETTER FROM CHINA MERCHANTS SECURITIES

(2)	the Target PB was within the range of the PB of the Comparable Acquisitions and lower than the average PB of the Comparable Acquisitions; and

(3)	the Consideration to Target Installed Capacity was outside the upper hand of the range of the market capitalization / equity-based generation capacity ratios of the Comparable Acquisitions.

In short, both the Target PE and the Target PB compare favourably with those of the Comparable Acquisitions. However, the Consideration to Target Installed Capacity compares unfavourably with the market capitalization/ equity-based generation capacity ratio of the Comparable Acquisitions.

As advised by the Directors, power plants are subject to extensive and increasingly stringent environmental protection laws and regulations in the PRC. These laws and regulations (i) impose fees for the discharge of pollutants and waste substances; (ii) impose fines for environmental violations; and (iii) allow the government, at its discretion, to close any facility that fails to comply with administrative orders requiring it to correct or stop operations causing environmental damage.

As referred to in the Letter from the Board, the six Power Plants of Hua Ju Energy have been approved by the relevant authorized government department as environmental friendly and power-conserving power plants and enjoy certain tax benefits as a power generation company by utilizing low grade coal and waste heat. We believe that it is less likely for Hua Ju Energy to fail to comply with current or future environmental laws and regulations in the PRC, and to be required to pay penalties or fines or take corrective actions. Based on the foregoing, we consider that the higher Consideration to Target Installed Capacity of Hua Ju Energy (as comparable with the respective ratios of the Comparable Acquisitions) is acceptable.

Based on the above, and given that the Consideration of RMB593.24 million is based on the Attributable and Adjusted Valuation, we consider that the Consideration is fair and reasonable so far as the Independent Shareholders are concerned. We also consider that such is acceptable so far as the Independent Shareholders are concerned.

LETTER FROM CHINA MERCHANTS SECURITIES

3.	Other terms of the Acquisition Agreement

(a)	Conditions precedent

As referred to in the Letter from the Board, the Acquisition Agreement shall become effective upon the following conditions having been fulfilled:

(i)	the proper execution of the Acquisition Agreement by the legal representatives or authorized persons of the parties;

(ii)	all necessary approvals having been obtained by the Company and the Controlling Shareholder for the execution of the Acquisition Agreement and all ancillary documents, including without limitation:

(1)	approval by the respective board of directors of the Company and the Controlling Shareholder;

(2)	approval of the Acquisition by the Independent Shareholders at the EGM;

(3)	completion of all relevant legal procedures for transfer of State-owned assets by the Controlling Shareholder and confirmation that the Company is the authorized acquiror of the 74% equity interest in Hua Ju Energy in accordance with the relevant laws; and

(4)	approvals by Shandong Provincial SASAC in respect of the Acquisition.

(iii)	there being no material adverse change in the business operations of Hua Ju Energy as at the Effective Date; and

(iv)	all of the representations, warranties and undertakings by the Controlling Shareholder and the Company under the Acquisition Agreement remaining true, accurate, complete and effective on the Effective Date.

(b)	Financing of the Consideration

The Consideration would be financed by the Group’s internal resources.

(c)	Completion of the Acquisition and payment of Consideration

As referred to in the Letter from the Board and pursuant to the Acquisition Agreement, upon the Acquisition Agreement becoming effective, i.e. from the Effective Date, the parties shall proceed to complete the sale and purchase of the 74% equity interest in Hua Ju Energy as follows:

(i)

within 10 business days from the Effective Date (excluding the Effective Date), the parties shall apply to the Shandong Provincial Administration for Industry and Commerce for the registration of the 74% equity interest in

LETTER FROM CHINA MERCHANTS SECURITIES

Hua Ju Energy in favour of the Company provided that the date of such effective registration, i.e. the Transfer Date, shall not be later than 31 January 2009 or such other later date as may be agreed between the Company and the Controlling Shareholder; and

(ii)	within 10 business days from the Transfer Date (excluding the Transfer Date), the Company shall pay to the Controlling Shareholder the Consideration of RMB593.24 million (equivalent to approximately HK$672.99 million)

4.	Financial effects of the Acquisition

As referred to in the Letter from the Board, immediately after Completion, Hua Ju Energy will become a subsidiary of the Company. As advised by the Directors, the Acquisition would bring the following financial effects on the Group:

(a)	Earnings

The Group recorded an audited consolidated net profit attributable to the Shareholders (under IFRS) of approximately RMB3,230 million for the year ended 31 December 2007. Upon Completion, the results of Hua Ju Energy will be incorporated into the income statement of the Group on a consolidated basis.

(b)	Net assets value

The unaudited consolidated net asset value of the Group attributable to the Shareholders (under IFRS) and the net asset value of the Group attributable to the Shareholders per Share as at 30 June 2008 were approximately RMB24,347 million and approximately RMB4.95 (based on 4,918,400,000 Shares in issue as at 30 June 2008) respectively. The Directors expect that the consolidated net asset value of the Group would not have any material change after Completion as a result of the Acquisition.

(c)	Working capital

The unaudited consolidated cash and bank balances of the Group (under IFRS) as at 30 June 2008 amounted to approximately RMB8,367 million. Upon Completion, the consolidated cash and bank balances of the Group would be decreased by the amount of the Consideration, which accounted for approximately 7.1% of the unaudited consolidated cash and bank balances of the Group (under IFRS) of approximately RMB8,367 million as at 30 June 2008. As such, the Directors expect that the consolidated cash and bank balances of the Group would slightly decrease after Completion as a result of the Acquisition.

LETTER FROM CHINA MERCHANTS SECURITIES

(d)	Gearing

The gearing ratio (calculated as total liabilities expressed as a percentage of total assets, under IFRS) of the Group as at 30 June 2008 was approximately 19.9%. The Directors expect there will not have any material impact on the gearing ratio of the Group after Completion as a result of the Acquisition.

RECOMMENDATION

We noted that:

(i)	the Acquisition Agreement was negotiated and entered into on normal commercial terms;

(ii)	a number of benefits are expected to be brought by the Acquisition as detailed in Section II.1 of this letter, which the Directors believe would enable the Group to achieve business expansion, cost savings and accretion in earnings in the years to come;

(iii)	the Acquisition is in the ordinary and usual course of business of the Group;

(iv)	the Consideration is fair and reasonable so far as the Independent Shareholders are concerned; and

(v)	the Directors do not expect any material adverse impact on the financial position of the Group immediately after Completion.

Overall, we are of the view that the advantages which are expected to be brought by the Acquisition would be instrumental in the achievement of the Group’s business objectives and business growth. In addition, we consider that the Acquisition is (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Group and the Shareholders as a whole.

Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the proposed resolution to approve the Acquisition at the EGM.

For and on behalf of
China Merchants Securities (HK) Co., Ltd. Tony Wu
Managing Director and
Head of Investment Banking Department

APPENDIX I	VALUATION REPORT

Set out below is the text of a report received from Jones Lang LaSalle Sallmanns, an independent valuer, in connection with its valuation as at 30 June 2008 on 100% equity interest of Hua Ju Energy, for inclusion in this circular.

Jones Lang LaSalle Sallmanns Limited
706 Shenghong Plaza 98 Dongsanhuan Nan Road
Chaoyang District Beijing 100021 China
tel +86 10 5861 1515 fax +86 10 5861 1010

10 October 2008

The Directors

Yanzhou Coal Mining Company Limited

Dear Sirs,

In accordance with your instructions, we have undertaken a valuation which requires Jones Lang LaSalle Sallmanns Limited to express an independent opinion on the fair value of the 100% equity interest in Shandong Hua Ju Energy Company Limited ([GRAPHIC APPEARS HERE]) (“Hua Ju Energy”) as at 30 June 2008 (the “Valuation Date”).

PURPOSE OF VALUATION

The purpose of this valuation is for internal reference.

BASIS OF VALUE

Our valuation was carried out on a fair value basis. Fair value is defined as “the amount for which an asset could be exchanged or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.”

VALUATION METHODOLOGY

Valuation Approach

Market Approach was applied in arriving at the fair value of the 100% equity interest in Hua Ju Energy

The Market Approach considers prices recently paid for similar assets, with adjustments made to market prices to reflect condition and utility of the appraised assets relative to the market comparative.

The theory of the market approach to valuation is the economic principle of substitution:

One would not pay more than one would have to pay for an equally desirable alternative.

APPENDIX I	VALUATION REPORT

Assumptions under the Market Approach

•	Assume that there are good guideline companies existing;

•	Assume that the market is efficient;

•	Assume that guideline companies which we have chosen are comparable;

•	Assume the transactional data is sufficient;

Guideline Company Method

In this approach, the value of 100% equity interest in Hua Ju Energy was developed through the application of the market approach technique known as “guideline company method”.

In applying the guideline company method, different value measures or market value multiples of the comparable companies are calculated and analyzed to induce a series of multiples that are considered representative for the industry average. Then, we applied relevant industry multiplies to Hua Ju Energy to determine a value that is on a freely traded basis.

Specifically, we have applied the following financial ratios (Market Value Multiples) in arriving at an indicated value of 100% equity interest in Hua Ju Energy:

•	Price to Sales (P/S)

•	Price to Book Value (P/B)

•	Price to EBIT (P/EBIT)

SOURCES OF INFORMATION

To develop the valuation model, we have reviewed the following sources of information:

•	Industry analysis and market trend of the industry in China; and

•	Related data and information of the subject business; and

•	Related data and information of guideline companies; and

•	Market and public information sourced from Bloomberg.

APPENDIX I	VALUATION REPORT

VALIDATION OF ASSUMPTIONS

In determining the fair value of 100% equity interest in Hua Ju Energy, we have made the following assumptions:

•

We have been provided with some information related to the valuation of Hua Ju Energy. We have assumed such information to be reliable and legitimate. We have relied to a considerable extent of such information provided in arriving at our opinion of value.

•

We have assumed that there will be no material change in the existing political, legal, technological, fiscal or economic conditions which may abruptly change the prospect of the business related to Hua Ju Energy.

•	In this valuation exercise, to avoid distortions from outliers, the median is preferred over the mean.

DISCOUNT FOR LACK OF MARKETABILITY

The concept of Discount for Lack of Marketability deals with the liquidity that how quickly and easily an ownership interest can be converted to cash if the owner chooses to sell. The lack of marketability discount reflects the fact that the shares in privately held companies are not readily marketable compared to similar interest in public companies.

Most of the businesses or financial interests that we are valuing do not enjoy immediate liquidity. we thus face the task of making an adjustment from the value we have estimated from the transactions observed in the market approach to account for the lack of marketability of the business or business interest that we are valuing. That adjustment is what we refer to as the discount for lack of marketability.

OPINION OF VALUE

Based on the results of our investigation and analysis outlined in the report, we are of the opinion that the fair value of the 100% equity interest in Hua Ju Energy as at the Valuation Date is reasonably stated at RMB 857,000,000 (RENMINBI EIGHT HUNDRED AND FIFTY SEVEN MILLION).

LIMITING CONDITIONS

This report is issued subject to our Limiting Conditions as attached.

Yours faithfully

For and on behalf of

Jones Lang LaSalle Sallmanns Limited

APPENDIX I	VALUATION REPORT

LIMITING CONDITIONS

1.	In the preparation of our valuation reports, we relied on the accuracy, completeness and reasonableness of the financial information, assumptions and other data related to Hua Ju Energy, provided to us by Hua Ju Energy and/or its representatives. We did not carry out any work in the nature of an audit and neither are we required to express an audit or viability opinion. We take no responsibility for the accuracy of such information. The responsibility for determining fair value rests solely with Hua Ju Energy and our valuation reports were only used as part of Hua Ju Energy’s analysis in reaching their conclusion of value.

2.	We have explained as part of our service engagement procedure that it is the director’s responsibility to ensure proper books of accounts are maintained, and the financial information give a true and fair view and have been prepared in accordance with the relevant companies ordinance.

3.	Public information and industry and statistical information have been obtained from sources we deem to be reputable; however we make no representation as to the accuracy or completeness of such information, and have accepted the information without any verification.

4.	The management of Hua Ju Energy has reviewed and agreed on the valuation report and confirmed that the basis, assumptions, calculations and results are appropriate and reasonable.

5.	Jones Lang LaSalle Sallmanns Limited shall not be required to give testimony or attendance in court or to any government agency by reason of this valuation, with reference to the project described herein unless prior arrangements have been made.

6.	No opinion is intended to be expressed for matters which require legal or other specialised expertise or knowledge, beyond what is customarily employed by valuers.

7.	The use of and/or the reliance of the valuation report is subject to the terms of engagement letter/proposal and the full settlement of the fees.

8.	Our conclusions assume continuation of prudent management policies over whatever period of time that is considered to be necessary in order to maintain the character and integrity of the assets valued.

9.	We assume that there are no hidden or unexpected conditions associated with the subject matter under review that might adversely affect the reported review result. Further, we assume no responsibility for changes in market conditions after the Valuation Date. We cannot provide assurance on the achievability of the results forecasted by Hua Ju Energy because events and circumstances frequently do not occur as expected; difference between actual and expected results may be material; and achievement of the forecasted results is dependent on actions, plans and assumptions of management.

APPENDIX I	VALUATION REPORT

10.	This valuation report has been prepared solely for the use of the directors. The valuation report should not be otherwise referred to, in whole or in part, or quoted in any document, circular or statement in any manner, or distributed in whole or in part or copied to any their party without our prior written consent. We shall not under any circumstances whatsoever be liable to any third party except where we specifically agreed in writing to accept such liability.

11.	This report is confidential to the client and the opinion of value expressed herein is valid only for the purpose stated in the engagement letter/or proposal as of the valuation date. In accordance with our standard practice, we must state that this report and valuation exercise is for the use only by the party to whom it is addressed and no responsibility is accepted with respect to any third party for the whole or any part of its contents.

12.	Where a distinct and definite representation has been made to us by party/parties interested in the assets valued, we are entitled to rely on that representation without further investigation into the veracity of the representation if such investigation is beyond the scope of normal business valuation work.

13.	We are not environmental consultants or auditors, and we take no responsibility for any actual or potential environmental liabilities exist, and the effect on the value of the asset is encouraged to obtain a professional environmental assessment. We do not conduct or provide environmental assessments and have not performed one for the subject property.

14.	This report and the conclusion of value arrived at herein are for the exclusive use of our client for the sole and specific purposes as noted herein. Furthermore, the report and conclusion of value are not intended by the author, and should not be construed by the reader, to be investment advice in any manner whatsoever. The conclusion of value represents the consideration based on information furnished by Hua Ju Energy and other sources.

APPENDIX II	PROPERTIES VALUATION REPORT

The following is the text of a letter, summary of values and valuation certificates, prepared for the purpose of incorporation in this circular received from Jones Lang LaSalle Sallmanns Limited, an independent valuer, in connection with its valuation as at 30 September 2008 of the property interests intended to be acquired by the Company.

Jones Lang LaSalle Sallmanns Limited
22nd Floor Siu On Centre
188 Lockhart Road
Wanchai Hong Kong
tel +852 2169 6000 fax +852 2169 6001

7 November 2008

The Board of Directors

Yanzhou Coal Mining Company Limited

No. 298 Fushan South Road

Zoucheng City

Shandong Province

The People’s Republic of China

Dear Sirs,

Yanzhou Coal Mining Company Limited (the “Company”) intends to acquire a 74% equity interest in Shandong Hua Ju Energy Company Limited (“Hua Ju Energy”) from Yankuang Group Corporation Limited (the “Controlling Shareholder”, a controlling shareholder of the Company). In accordance with your instructions to value the properties in which Hua Ju Energy has interests in the People’s Republic of China (the “PRC”), we confirm that we have carried out inspections, made relevant enquiries and searches and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the capital values of the property interests as at 30 September 2008 (the “date of valuation”).

Our valuation of the property interests represents the market value which we would define as intended to mean “the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm’s-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently, and without compulsion”.

Due to the nature of the buildings and structures of the properties in the PRC, there are no market sales comparables readily available, the property interests have been valued on the basis of their depreciated replacement cost.

Depreciated replacement cost is defined as “the current cost of replacement (reproduction) of a property less deductions for physical deterioration and all relevant forms of obsolescence and optimization.” It is based on an estimate of the market value for the existing use of the land, plus the current cost of replacement (reproduction) of the improvements, less deductions for physical deterioration and all relevant forms of obsolescence and optimization. The depreciated replacement cost of the property interests is subject to adequate potential profitability of the concerned business.

APPENDIX II	PROPERTIES VALUATION REPORT

For a portion of property no. 7 which was under construction as at the date of valuation, we have assumed that it will be developed and completed in accordance with the latest development proposal provided to us by Hua Ju Energy. In arriving at our opinion of value, we have taken into account the construction cost and professional fees relevant to the stage of construction as at the date of valuation and the remainder of the cost and fees to be expended to complete the development.

Our valuation has been made on the assumption that the seller sells the property interests in the market without the benefit of a deferred term contract, leaseback, joint venture, management agreement or any similar arrangement, which could serve to affect the values of the property interests.

No allowance has been made in our report for any charge, mortgage or amount owing on any of the property interests valued nor for any expense or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the properties are free from encumbrances, restrictions and outgoings of an onerous nature, which could affect their values.

In valuing the property interests, we have complied with all requirements contained in Chapter 5 and Practice Note 12 of the Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited; the RICS Valuation Standards (6th Edition) published by the Royal Institution of Chartered Surveyors; and the HKIS Valuation Standards on Properties (1st Edition 2005) published by the Hong Kong Institute of Surveyors.

We have relied to a very considerable extent on the information given by the Company and Hua Ju Energy and have accepted advice given to us on such matters as tenure, planning approvals, statutory notices, easements, particulars of occupancy, lettings, and all other relevant matters.

We have been shown copies of various title documents including State-owned Land Use Rights Certificates, Building Ownership Certificates and official plans relating to the property interests and have made relevant enquiries. Where possible, we have examined the original documents to verify the existing title to the property interests in the PRC and any material encumbrance that might be attached to the property interests or any tenancy amendment. We have relied considerably on the advice given by the Company’s PRC legal advisers – King & Wood Laws Firm, concerning the validity of the property interests in the PRC.

We have not carried out detailed measurements to verify the correctness of the areas in respect of the properties but have assumed that the areas shown on the title documents and official site plans handed to us are correct. All documents and contracts have been used as reference only and all dimensions, measurements and areas are approximations. No on-site measurement has been taken.

We have inspected the exterior and, where possible, the interior of the properties. However, we have not carried out investigation to determine the suitability of the ground conditions and services for any development thereon. Our valuations have been prepared on the assumption that these aspects are satisfactory and that no unexpected cost and delay will be incurred during

APPENDIX II	PROPERTIES VALUATION REPORT

construction. Moreover, no structural survey has been made, but in the course of our inspection, we did not note any serious defect. We are not, however, able to report whether the properties are free of rot, infestation or any other structural defect. No tests were carried out on any of the services.

We have had no reason to doubt the truth and accuracy of the information provided to us by the Company and Hua Ju Energy. We have also sought confirmation from the Company and Hua Ju Energy that no material factors have been omitted from the information supplied. We consider that we have been provided with sufficient information to arrive an informed view, and we have no reason to suspect that any material information has been withheld.

All monetary figures stated in this report are in Renminbi (RMB).

The continued turmoil and instability in the financial markets is continuing to cause volatility and uncertainty in the world’s capital markets and real estate markets. There are low levels of liquidity in the real estate market and transaction levels are significantly reduced, resulting in a lack of clarity as to pricing levels and the market drivers. This, combined with a general weakening of sentiment towards real estate, has resulted in a continual reappraisal of local property prices. Many transactions that are occurring involve vendors who are more compelled to sell, or purchasers who will only buy at discounted prices. In this environment, prices and values are going through a period of heightened volatility whilst the market absorbs the various issues and reaches its conclusions. As a result there is less certainty with regard to valuations with the result that market values can change rapidly in the current market conditions. The period required to negotiate a sale may also extend considerably beyond the normally expected period, which would also reflect the nature and size of the property. We would recommend that users of this report to seek our latest opinion on the market for their real estate decisions.

Our valuation is summarized below and the valuation certificates are attached.

Yours faithfully,

for and on behalf of

Jones Lang LaSalle Sallmanns Limited

Paul L. Brown

B.Sc. FRICS FHKIS

Director

Note:	Paul L. Brown is a Chartered Surveyor who has 25 years’ experience in the valuation of properties in the PRC and 28 years of property valuation experience in Hong Kong, the United Kingdom and the Asia-Pacific region.

APPENDIX II	PROPERTIES VALUATION REPORT

SUMMARY OF VALUES

Property interests held and occupied by Hua Ju Energy in the PRC

No. Property		Capital value in existing state as at 30 September 2008
		RMB
1.	A parcel of land, various buildings and structures	17,758,000
	No. 298 South Fushan Road
	Zoucheng City
	Shandong Province
	The PRC

2.	A parcel of land, various buildings and structures	47,696,000
	located at Production Area of Xinglongzhuang Power Plant of
	Hua Ju Energy
	Xinglongzhuang Town
	Yanzhou City Shandong
	Province The PRC

3.	2 parcels of land, various buildings and structures located	52,058,000
	at Production Area of Baodian Power Plant of Hua Ju
	Energy
	Pingyangsi Town
	Zoucheng City
	Shandong Province
	The PRC

4.	2 parcels of land, various buildings and structures	55,601,000
	located at Production Area of Jidong Xincun Power Plant of
	Hua Ju Energy
	Jiezhuang Town
	Rencheng District
	Jining City
	Shandong Province
	The PRC

5.	A parcel of land, various buildings and structures	80,124,000
	located at Production Area of Ji Er Power Plant of
	Hua Ju Energy
	Jidong Xin Village
	Jiezhuang Town
	Rencheng District
	Jining City
	Shandong Province
	The PRC

APPENDIX II	PROPERTIES VALUATION REPORT

No. Property		Capital value in existing state as at 30 September 2008
		RMB
6.	2 parcels of land, various buildings and structures located	87,397,000
	at Production Area of Dongtan Power Plant of Hua Ju
	Energy
	Zhongxin Town
	Zoucheng City
	Shandong Province
	The PRC

7.	2 parcels of land, various buildings and structures	28,838,000
	located at Production Area of Nantun Power Plant of
	Hua Ju Energy
	Beisu Town
	Zoucheng City
	Shandong Province
	The PRC

8.	A parcel of land, various buildings and structures	2,129,000
	located at Production Area of Hua Ju Energy South
	Fushan Road
	Zoucheng City
	Shandong Province
	The PRC

9.	A parcel of land, various buildings and structures	1,656,000
	located at Production Area of Hua Ju Energy
	Changpingshan Road
	Zoucheng City
	Shandong Province
	The PRC

	Total:	373,257,000

APPENDIX II	PROPERTIES VALUATION REPORT

VALUATION CERTIFICATE

Property interests held and occupied by Hua Ju Energy in the PRC

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 September 2008
				RMB
1.	A parcel of land various buildings and structures No. 298 South Fushan Road Zoucheng City Shandong Province The PRC	The property comprises a parcel of land with a site area of approximately 12,715.20 sq.m. and 11 buildings and various ancillary structures erected thereon which were completed in various stages between 1996 and 2003.	The property is currently occupied by Hua Ju Energy for production purpose.	17,758,000

		The buildings have a total gross floor area of approximately 8,893 sq.m., which mainly include industrial, office and other ancillary buildings.

		The structures mainly include roads, court and bicycle shed.

		The land use rights of the property have been granted for a term expiring on 21 February 2053 for industrial use.

Notes:

1.	Pursuant to a State-owned Land Use Rights Certificate – Zou Guo Yong (2008) Zi Di No. 082518939, the land use rights of a parcel of land with a site area of approximately 12,715.20 sq.m. have been granted to Hua Ju Energy for a term expiring on 21 February 2053 for industrial use.

2.	Pursuant to a Building Ownership Certificate – Zou Fang Quan Zheng Cheng Qu Gong Zi Di No. 0106605, 9 buildings with a total gross floor area of approximately 5,817.60 sq.m. are owned by Hua Ju Energy. As advised by Hua Ju Energy, 3 buildings of the above buildings with a total gross floor area of approximately 540 sq.m. have been demolished, which have been excluded from our valuation.

3.	In the valuation of this property, we have attributed no commercial value to the remaining 5 buildings with a total gross floor area of approximately 3,615.4 sq.m. which have not obtained any proper title certificates. However, for reference purpose, we are of the opinion that the depreciated replacement cost of the buildings (excluding the land) as at the date of valuation would be RMB5,331,000 assuming all relevant title certificates have been obtained and the buildings could be freely transferred.

4.	We have been provided with a legal opinion regarding the property interest by the Company’s PRC legal advisers, which contains, inter alia, the following:

a.	The land use rights of the property could be transferred, leased, mortgaged or otherwise disposed of by Hua Ju Energy during the term of the land use rights;

b.	The buildings of the property with proper title certificates are legally owned by Hua Ju Energy and could be transferred, leased, mortgaged or otherwise disposed of by Hua Ju Energy; and

c.	The buildings of the property without any title certificates could be transferred, leased, mortgaged or otherwise disposed of by Hua Ju Energy after obtaining relevant Building Ownership Certificates.

APPENDIX II	PROPERTIES VALUATION REPORT

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 September 2008
				RMB
2.	A parcel of land various buildings and structures located at Production Area of Xinglongzhuang Power Plant of Hua Ju Energy Xinglongzhuang Town Yanzhou City Shandong Province The PRC	The property comprises a parcel of land with a site area of approximately 70,636 sq.m. and 43 buildings and various ancillary structures erected thereon which were completed in various stages between 1990 and 2003.	The property is currently occupied by Hua Ju Energy for production, purpose.	47,696,000

		The buildings have a total gross floor area of approximately 16,593.71 sq.m., which mainly include industrial, office and other ancillary buildings.

		The structures mainly include boundary walls, roads, gates, refrigeration tower and water pools.

		The land use rights of the property have been granted for a term expiring on 29 January 2053 for industrial use.

Notes:

1.	Pursuant to a State-owned Land Use Rights Certificate – Yan Guo Yong (2008) Zi Di No. 2395, the land use rights of a parcel of land with a site area of approximately 70,636 sq.m. have been granted to Hua Ju Energy for a term expiring on 29 January 2053 for industrial use.

2.	Pursuant to 2 Building Ownership Certificates – Fang Quan Zheng Yan Gong Zi Di Nos. 000314 and 000928, 6 buildings with a total gross floor area of approximately 4,524.07 sq.m. are owned by Hua Ju Energy.

3.	In the valuation of this property, we have attributed no commercial value to the remaining 37 buildings with a total gross floor area of approximately 12,069.64 sq.m. which have not obtained any proper title certificates. However, for reference purpose, we are of the opinion that the depreciated replacement cost of the buildings (excluding the land) as at the date of valuation would be RMB17,793,000 assuming all relevant title certificates have been obtained and the buildings could be freely transferred.

4.	We have been provided with a legal opinion regarding the property interest by the Company’s PRC legal advisers, which contains, inter alia, the following:

a.	The land use rights of the property could be transferred, leased, mortgaged or otherwise disposed of by Hua Ju Energy during the term of the land use rights;

b.	The buildings of the property with proper title certificates are legally owned by Hua Ju Energy and could be transferred, leased, mortgaged or otherwise disposed of by Hua Ju Energy; and

c.	The buildings of the property without any title certificates could be transferred, leased, mortgaged or otherwise disposed of by Hua Ju Energy after obtaining relevant Building Ownership Certificates.

APPENDIX II	PROPERTIES VALUATION REPORT

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 September 2008
				RMB
3.	2 parcels of land various buildings and structures located at Production Area of Baodian Power Plant of Hua Ju Energy Pingyangsi Town Zoucheng City Shandong Province The PRC	The property comprises 2 parcels of land with a total site area of approximately 28,756 sq.m. and 14 buildings and various ancillary structures erected thereon which were completed in various stages between 1997 and 2004.	The property is currently occupied by Hua Ju Energy for production purpose.	52,058,000

		The buildings have a total gross floor area of approximately 11,565.40 sq.m., which mainly include industrial, office and other ancillary buildings.

		The structures mainly include refrigeration towers, boundary walls, roads, gates, lightning rods and water pools.

		The land use rights of the property have been granted to Hua Ju Energy for terms expiring on 25 August 2049 for industrial use and 21 February 2053 for storage use respectively.

Notes:

1.	Pursuant to 2 State-owned Land Use Rights Certificates – Zou Guo Yong (2008) Zi Di No. 082518940 and Zou Guo Yong (2003) Zi Di No. 082512405, the land use rights of 2 parcels of land with a total site area of approximately 28,756 sq.m. have been granted to Hua Ju Energy for terms expiring on 25 August 2049 for industrial use and 21 February 2053 for storage use respectively.

2.	Pursuant to a Building Ownership Certificate – Zou Fang Quan Zheng Ping Yang Si Zhen Gong Zi Di No. 2000003, 6 buildings with a total gross floor area of approximately 4,746.74 sq.m. are owned by Hua Ju Energy. As advised Hua Ju Energy, a building of the above buildings with a gross floor area of approximately 101.64 sq.m. has been demolished, which has been excluded from our valuation.

3.	In the valuation of this property, we have attributed no commercial value to the 9 buildings of the property with a total gross floor area of approximately 6,920.3 sq.m. which have not obtained any proper title certificates. However, for reference purpose, we are of the opinion that the depreciated replacement cost of the buildings (excluding the land) as at the date of valuation would be RMB12,754,000 assuming all relevant title certificates have been obtained and the buildings could be freely transferred.

4.	There are 3 buildings with a total gross floor area of approximately 1,462 sq.m. and 3 structures for ancillary production purpose, which are located beside the property and used by Hua Ju Energy.

APPENDIX II	PROPERTIES VALUATION REPORT

5.	We have been provided with a legal opinion regarding the property interest by the Company’s PRC legal advisers, which contains, inter alia, the following:

a.	The land use rights of the property could be transferred, leased, mortgaged or otherwise disposed of by Hua Ju Energy during the term of the land use rights;

b.	The buildings of the property with proper title certificates are legally owned by Hua Ju Energy and could be transferred, leased, mortgaged or otherwise disposed of by Hua Ju Energy; and

c.	The buildings of the property without any title certificates could be transferred, leased, mortgaged or otherwise disposed of by Hua Ju Energy after obtaining relevant Building Ownership Certificates.

APPENDIX II	PROPERTIES VALUATION REPORT

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 September 2008
				RMB
4.	2 parcels of land various buildings and structures located at Production Area of Jidong Xincun Power Plant of Hua Ju Energy Jiezhuang Town Rencheng District Jining City Shandong Province The PRC	The property comprises 2 parcels of land with a total site area of approximately 76,568.8 sq.m. and 19 buildings and various ancillary structures erected thereon which were completed in various stages between 2001 and 2004.	The property is currently occupied by Hua Ju Energy for production purpose.	55,601,000

		The buildings have a total gross floor area of approximately 10,561.51 sq.m., which mainly include industrial, office and other ancillary buildings.

		The structures mainly include refrigeration tower, boundary walls, roads, gates and water pools.

		The land use rights of the property have been granted for terms expiring on 30 November 2052 for industrial use.

Notes:

1.	Pursuant to 2 State-owned Land Use Rights Certificates – Ji Ren Guo Yong (2008) Zi Di Nos. 081106080013 and 081106080014, the land use rights of 2 parcels of land with a total site area of approximately 76,568.8 sq.m. have been granted to Hua Ju Energy for terms expiring on 30 November 2052 for industrial use.

2.	Pursuant to a Building Ownership Certificate – Ji Ning Shi Fang Quan Zheng Gu Zi Di No. 04716, 4 buildings with a total gross floor area of approximately 5,271.98 sq.m. are owned by Hua Ju Energy.

3.	In the valuation of this property, we have attributed no commercial value to the remaining 15 buildings with a total gross floor area of approximately 5,289.53 sq.m. which have not obtained any proper title certificates. However, for reference purpose, we are of the opinion that the depreciated replacement cost of the buildings (excluding the land) as at the date of valuation would be RMB8,774,000 assuming all relevant title certificates have been obtained and the buildings could be freely transferred.

4.	We have been provided with a legal opinion regarding the property interest by the Company’s PRC legal advisers, which contains, inter alia, the following:

a.	The land use rights of the property could be transferred, leased, mortgaged or otherwise disposed of by Hua Ju Energy during the term of the land use rights;

b.	The buildings of the property with proper title certificates are legally owned by Hua Ju Energy and could be transferred, leased, mortgaged or otherwise disposed of by Hua Ju Energy; and

c.	The buildings of the property without any title certificates could be transferred, leased, mortgaged or otherwise disposed of by Hua Ju Energy after obtaining relevant Building Ownership Certificates.

APPENDIX II	PROPERTIES VALUATION REPORT

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 September 2008
				RMB
5.	A parcel of land various buildings and structures located at Production Area of Ji Er Power Plant of Hua Ju Energy Jidong Xin Village Jiezhuang Town Rencheng District Jining City Shandong Province The PRC	The property comprises a parcel of land with a site area of approximately 66,061.3 sq.m. and 22 buildings and various ancillary structures erected thereon which were completed in various stages between 2001 and 2007.	The property is currently occupied by Hua Ju Energy for production purpose.	80,124,000

		The buildings have a total gross floor area of approximately 19,188.41 sq.m., which mainly include industrial, office and other ancillary buildings.

		The structures mainly include roads, gates, boundary walls and water pools.

		The land use rights of the property have been granted for a term expiring on 30 November 2052 for industrial use.

Notes:

1.	Pursuant to a State-owned Land Use Rights Certificate – Ji Ren Guo Yong (2008) Zi Di No. 081106080015, the land use rights of a parcel of land with a site area of approximately 66,061.3 sq.m. have been granted to Hua Ju Energy for a term expiring on 30 November 2052 for industrial use.

2.	Pursuant to a Building Ownership Certificate – Ji Ning Shi Fang Quan Zheng Gu Zi Di No. 04717, 3 buildings with a total gross floor area of approximately 4,969.18 sq.m. are owned by Hua Ju Energy.

3.	In the valuation of this property, we have attributed no commercial value to the remaining 19 buildings with a total gross floor area of approximately 14,219.23 sq.m. which have not obtained any proper title certificates. However, for reference purpose, we are of the opinion that the depreciated replacement cost of the buildings (excluding the land) as at the date of valuation would be RMB15,565,000 assuming all relevant title certificates have been obtained and the buildings could be freely transferred.

4.	We have been provided with a legal opinion regarding the property interest by the Company’s PRC legal advisers, which contains, inter alia, the following:

a.	The land use rights of the property could be transferred, leased, mortgaged or otherwise disposed of by Hua Ju Energy during the term of the land use rights;

b.	The buildings of the property with proper title certificates are legally owned by Hua Ju Energy and could be transferred, leased, mortgaged or otherwise disposed of by Hua Ju Energy; and

c.	The buildings of the property without any title certificates could be transferred, leased, mortgaged or otherwise disposed of by Hua Ju Energy after obtaining relevant Building Ownership Certificates.

APPENDIX II	PROPERTIES VALUATION REPORT

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 September 2008
				RMB
6.	2 parcels of land various buildings and structures located at Production Area of Dongtan Power Plant of Hua Ju Energy Zhongxin Town Zoucheng City Shandong Province The PRC	The property comprises 2 parcels of land with a total site area of approximately 61,783.3 sq.m. and 23 buildings and various ancillary structures erected thereon which were completed in various stages between 1999 and 2006.	The property is currently occupied by Hua Ju Energy for production purpose.	87,397,000

		The buildings have a total gross floor area of approximately 23,877.77 sq.m., which mainly include industrial, office and other ancillary buildings.

		The structures mainly include roads, gates, walls and water pools.

		The land use rights of the property have been granted for terms expiring on 21 February 2053 for industrial use.

Notes:

1.	Pursuant to 2 State-owned Land Use Rights Certificates – Zou Guo Yong (2008) Zi Di Nos. 082518941 and 082518942, the land use rights of 2 parcels of land with a total site area of approximately 61,783.3 sq.m. have been granted to Hua Ju Energy for terms expiring on 21 February 2053 for industrial use.

2.	Pursuant to a Building Ownership Certificate – Zou Fang Quan Zheng Zhong Xin Dian Zhen Gong Zi Di No. 1900014, 14 buildings with a total gross floor area of approximately 18,227.84 sq.m. are owned by Hua Ju Energy.

3.	In the valuation of this property, we have attributed no commercial value to the remaining 9 buildings with a total gross floor area of approximately 5,649.93 sq.m. which have not obtained any proper title certificates. However, for reference purpose, we are of the opinion that the depreciated replacement cost of the buildings (excluding the land) as at the date of valuation would be RMB5,631,000 assuming all relevant title certificates have been obtained and the buildings could be freely transferred.

4.	We have been provided with a legal opinion regarding the property interest by the Company’s PRC legal advisers, which contains, inter alia, the following:

a.	The land use rights of the property could be transferred, leased, mortgaged or otherwise disposed of by Hua Ju Energy during the term of the land use rights;

b.	The buildings of the property with proper title certificates are legally owned by Hua Ju Energy and could be transferred, leased, mortgaged or otherwise disposed of by Hua Ju Energy; and

c.	The buildings of the property without any title certificates could be transferred, leased, mortgaged or otherwise disposed of by Hua Ju Energy after obtaining relevant Building Ownership Certificates.

APPENDIX II	PROPERTIES VALUATION REPORT

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 September 2008
				RMB
7.	2 parcels of land various buildings and structures located at Production Area of Nantun Power Plant of Hua Ju Energy Beisu Town Zoucheng City Shandong Province The PRC	The property includes 2 parcels of land with a total site area of approximately 28,793.65 sq.m. and 21 buildings and various ancillary structures erected thereon which were completed in various stages between 1990 and 2006.	The property is currently occupied by Hua Ju Energy for production, purpose except for the CIP was under construction as at the date of valuation.	28,838,000

		The buildings have a total gross floor area of approximately 14,290.68. sq.m. which mainly includes industrial, office and other ancillary buildings.

		The structures mainly include roads, gates, boundary walls and water pools.

		The property also includes a building and a structure which were under construction as at the date of valuation (the “CIP”).

		The CIP is scheduled to be completed in the end of 2008. Upon completion, it will have a planned gross floor area of approximately 1,233 sq.m.

		The total construction cost of CIP is estimated to be approximately RMB5,120,000, of which RMB2,920,000 had been paid as at the date of valuation.

		The land use rights of the property have been granted for terms expiring on 21 February 2053 for industrial use.

APPENDIX II	PROPERTIES VALUATION REPORT

Notes:

1.	Pursuant to 2 State-owned Land Use Rights Certificates – Zou Guo Yong (2008) Zi Di Nos. 082518935 and 082518936, the land use rights of 2 parcels of land with a total site area of approximately 28,793.65 sq.m. have been granted to Hua Ju Energy for terms expiring on 21 February 2053 for industrial use.

2.	Pursuant to a Building Ownership Certificate – Zou Fang Quan Zheng Bei Su Zhen Gong Zi Di No. 1800014, 20 buildings with a total gross floor area of approximately 8,778.18 sq.m. are owned by Hua Ju Energy. As advised by Hua Ju Energy, 5 buildings of the above buildings with a total gross floor area of approximately 785sq.m. have been demolished, which have been excluded from our valuation.

3.	In the valuation of this property, we have attributed no commercial value to the remaining 6 buildings with a total gross floor area of approximately 6,297.5 sq.m. which have not obtained any proper title certificates and the CIP which have not obtained any proper construction permits. However, for reference purpose, we are of the opinion that the depreciated replacement cost of the buildings and the CIP (excluding the land) as at the date of valuation would be RMB5,135,000 assuming all relevant title certificates and construction permits have been obtained and the buildings and the CIP could be freely transferred.

4.	We have been provided with a legal opinion regarding the property interest by the Company’s PRC legal advisers, which contains, inter alia, the following:

a.	The land use rights of the property could be transferred, leased, mortgaged or otherwise disposed of by Hua Ju Energy during the term of the land use rights;

b.	The buildings of the property with proper title certificates are legally owned by Hua Ju Energy and could be transferred, leased, mortgaged or otherwise disposed of by Hua Ju Energy; and

c.	The buildings of the property without any title certificates could be transferred, leased, mortgaged or otherwise disposed of by Hua Ju Energy after obtaining relevant Building Ownership Certificates.

APPENDIX II	PROPERTIES VALUATION REPORT

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 September 2008
				RMB
8.	A parcel of land various buildings and structures located at Production Area of Hua Ju Energy South Fushan Road Zoucheng City Shandong Province The PRC	The property comprises a parcel of land with a site area of approximately 3,361.90 sq.m. and 2 buildings and various ancillary structures erected thereon which were completed in various stages between 1991 and 2000.	The property is currently occupied by Hua Ju Energy for production purpose.	2,129,000

		The buildings have a total gross floor area of approximately 402 sq.m., which are industrial buildings.

		The structures mainly include transformer stations, roads and a warehouse.

		The land use rights of the property have been granted for a term expiring on 21 February 2053 for industrial use.

Notes:

1.	Pursuant to a State-owned Land Use Rights Certificate – Zou Guo Yong (2008) Zi Di No. 082518938, the land use rights of a parcel of land with a site area of approximately 3,361.90 sq.m. have been granted to Hua Ju Energy for a term expiring on 21 February 2053 for industrial use.

2.	In the valuation of this property, we have attributed no commercial value to the 2 buildings with a total gross floor area of approximately 402 sq.m. which have not obtained any proper title certificates. However, for reference purpose, we are of the opinion that the depreciated replacement cost of the buildings (excluding the land) as at the date of valuation would be RMB245,000 assuming all relevant title certificates have been obtained and the buildings could be freely transferred.

3.	We have been provided with a legal opinion regarding the property interest by the Company’s PRC legal advisers, which contains, inter alia, the following:

a.	The land use rights of the property could be transferred, leased, mortgaged or otherwise disposed of by Hua Ju Energy during the term of the land use rights; and

b.	The buildings of the property without any title certificates could be transferred, leased, mortgaged or otherwise disposed of by Hua Ju Energy after obtaining relevant Building Ownership Certificates.

APPENDIX II	PROPERTIES VALUATION REPORT

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 30 September 2008
				RMB
9.	A parcel of land, various buildings and structures located at Production Area of Hua Ju Energy Changpingshan Road Zoucheng City Shandong Province The PRC	The property comprises a parcel of land with a site area of approximately 3,423.90 sq.m. and 4 buildings and various ancillary structures erected thereon which were completed in various stages between 1995 and 1997.	The property is currently occupied by Hua Ju Energy for production purpose.	1,656,000

		The buildings have a total gross floor area of approximately 1,253 sq.m., which are 2 industrial buildings, an office building and a warehouse.

		The structures mainly include roads, boundary walls.

		The land use rights of the property have been granted for a term expiring on 21 February 2053 for industrial use.

Notes:

1.	Pursuant to a State-owned Land Use Rights Certificate – Zou Guo Yong (2008) Zi Di No. 082518937, the land use rights of a parcel of land with a site area of approximately 3,423.90 sq.m. have been granted to Hua Ju Energy for a term expiring on 21 February 2053 for industrial use.

2.	In the valuation of this property, we have attributed no commercial value to the buildings which have not obtained any proper title certificates. However, for reference purpose, we are of the opinion that the depreciated replacement cost of the buildings (excluding the land) as at the date of valuation would be RMB905,000 assuming all relevant title certificates have been obtained and the buildings could be freely transferred.

3.	We have been provided with a legal opinion regarding the property interest by the Company’s PRC legal advisers, which contains, inter alia, the following:

a.	The land use rights of the property could be transferred, leased, mortgaged or otherwise disposed of by Hua Ju Energy during the term of the land use rights; and

b.	The buildings of the property without any title certificates could be transferred, leased, mortgaged or otherwise disposed of by Hua Ju Energy after obtaining relevant Building Ownership Certificates.

APPENDIX III	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.	DISCLOSURE OF INTEREST

(a)	Directors and supervisors of the Company

As at the Latest Practicable Date, the interests and short positions of the Directors, chief executive or supervisors of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange were as follows:

Name	Title	Number of A Shares held as at the Latest Practicable Date
		(shares)
Yang Deyu	Vice Chairman of the Board and General Manager	20,000
Wu Yuxiang	Director and Chief Financial Officer	20,000
Song Guo	Chairman of the Supervisor Committee	1,800

All the interests disclosed above represent long position in the A shares of the Company.

APPENDIX III	GENERAL INFORMATION

(b)	Substantial Shareholders

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no other persons (not being a Director, chief executive or supervisor of the Company) had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Name of substantial shareholder	Class of shares	Number of shares held		Capacity	Type of interest	Percentage in the relevant class of issued share capital		Percentage in the total issued share capital
Yankuang Group Corporation Limited	Domestic Shares (State-owned legal person share)	2,600,000,000	(L)	Beneficial owner	Corporate	87.84	%(L)	52.86	%(L)

Penta Investment Advisers Limited	H Shares (Note 2)	175,870,000	(L)	Investment manager	Corporate	8.98	%(L)	3.58	%(L)

Zwaanstra John	H Shares (Note 2)	175,870,000	(L)	Interests of controlled corporations	Corporate	8.98	%(L)	3.58	%(L)

JP Morgan Chase & Co.	H Shares (Note 3)	218,766,375 including	(L)	Beneficial owner, Investment manager and Custodian corporation/Approved lending agent	Corporate	11.17 1.45	%(L) %(S)	4.45 0.58	%(L) %(S)
		83,242,900	(P)
		28,468,000	(S)

UBS AG	H Shares	130,144,639	(L)	Beneficial owner, Person having a security interest in shares and Interests of controlled corporations	Corporate	6.65	%(L)	2.65	%(L)
	(Note 4)	18,849,839	(S)			0.96	%(S)	0.38	%(S)

Notes:

1.	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

2.	These H shares are held indirectly by Penta Investment Advisers Limited through its controlled corporations. Mr. John Zwaanstra is deemed to be interested in these shares through his 100% control of Penta Investment Advisers Limited.

3.	Among the aggregate interests in the long positions of H Shares, 24,638,575 H Shares are held in the capacity of beneficial owner, 27,652,000 H Shares are held in the capacity of investment manager, 83,242,900 H Shares are held in the capacity of custodian corporation/approved lending agent and 12,500,000 H Shares are held as derivatives.

Among the aggregate interests in the short positions of H Shares, 28,468,000 H Shares are held in the capacity of beneficial owner and 25,742,000 H Shares are held as derivatives.

4.	Among the aggregate interests in the long positions of H Shares, 109,093,702 H Shares are held in the capacity of beneficial owner, 19,613,406 H Shares are held in the capacity of a person having a security interest in shares, 1,437,531 H Shares are held in the capacity of interests of controlled corporations and 13,888,471 H Shares are held as derivatives.

Among the aggregate interests in the short positions of H Shares, 18,440,839 H Shares are held in the capacity of beneficial owner, 409,000 H Shares are held in the capacity of a person having a security interest in shares and 6,990,840 H Shares are held as derivatives.

3.	MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2007, being the date to which the latest published audited consolidated financial statements of the Group were made up to.

APPENDIX III	GENERAL INFORMATION

4.	LITIGATION

As far as the Directors are aware, none of the members of the Group was at present engaged in any litigation or arbitration of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against any member of the Group as at the Latest Practicable Date.

5.	CONSENTS OF EXPERTS

The following experts have given and have not withdrawn their written consents to the issue of this circular with the inclusion of their letters or statements and references to their names in the form and context in which they appear:

Names	Qualifications
China Merchants Securities	A licensed corporation under the SFO, licensed to carry out Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO

Jones Lang LaSalle Sallmanns	Professional surveyors and valuers

As at the Latest Practicable Date, the above experts were not beneficially interested in the share capital of any member of the Group nor did they have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

As at the Latest Practicable Date, none of above experts had any direct or indirect interest in any assets which have been, since 31 December 2007 (being the date to which the latest published audited financial statements of the Group were made up) acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

Each of the above experts has given its consent and has not withdrawn its consent to the issue of this circular with the inclusion of its letter of advice or valuation report, as the case may be, and references to its name in the form and context in which it appears.

6.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group which will not expire or is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

APPENDIX III	GENERAL INFORMATION

7.	DIRECTORS’ INTERESTS IN THE GROUP’S ASSETS OR CONTRACTS

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any interest in any assets which have been, since 31 December 2007 (being the date to which the latest published audited financial statements of the Group were made up), acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors or supervisors of the Company is materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Group.

8.	DIRECTORS’ INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates has interests in the businesses, other then being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling shareholder).

9.	PROCEDURE FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to Article 113 of the articles of association of the Company, at any Shareholders’ general meeting, a resolution shall be decided on a show of hands unless a poll is demanded before or after a vote is carried out by a show of hands:

(a)	by the chairman of the meeting;

(b)	by at least two (2) Shareholders present in person or by proxy entitled to vote thereat;

(c)	by one (1) or more Shareholders present in person or by proxy and representing 10 % or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who demands the same.

10.	MISCELLANEOUS

(a)	Mr. Zhang Baocai is the Company Secretary and Board Secretary of the Company.

(b)	The Company is using its best endeavour in finding a candidate with suitable qualifications and experiences to provide assistance to Mr. Wu Yuxiang in the discharge of his duties as a qualified accountant under the Hong Kong Listing Rules.

APPENDIX III	GENERAL INFORMATION

(c)	As at the date of this circular, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

(d)	The H Share registrar of the Company in Hong Kong is Hong Kong Registrars Limited at Room No. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(e)	In the case of any discrepancy, the English text of this circular and form of proxy shall prevail over the Chinese text.

11.	DOCUMENTS FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Baker & McKenzie at 14th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including Friday, 21 November 2008:

(a)	the Acquisition Agreement;

(b)	the letter of recommendation from the Independent Board Committee of the Company to the Independent Shareholders as set out in this circular;

(c)	the letter of advice from China Merchants Securities to the Independent Board Committee and the Independent Shareholders as set out in this circular;

(d)	the valuation report of the property interests of Hua Ju Energy and the valuation report of Hua Ju Energy prepared by Jones Lang LaSalle Sallmanns;

(e)	the written consents from experts referred to in paragraph 5 of this appendix; and

(f)	the articles of association of the Company.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310